Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Barricade Therapeutics Corp.
1120 South Freeway, Suite 103
Fort Worth, TX 76104
https://www.barricadetherapeutics.com
Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Barricade Therapeutics Corp.
Address: 1120 South Freeway, Suite 103, Fort Worth, TX 76104
State of Incorporation: DE
Date Incorporated: November 07, 2017

Terms:

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.

Note converts to The same class and series of equity securities issued in the Qualified Financing when the company raises $10,000,000.00 in a qualified equity financing.

Maturity Date: January 31, 2028
Valuation Cap: $18,000,000.00
Discount: 20.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: The same class and series of equity securities issued in the Qualified Financing
Voting Rights:
Non-voting, except as required by law
Other Material Rights:

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Barricade Therapeutics will receive 20% addition to the base discount rate.

Time-Based Perks

Early Bird 1: Invest $700+ within the first 20 days and receive 10% addition to the base discount rate.

Early Bird 2: Invest $1,000+ within the first 20 days and receive 15% addition to the base discount rate.

Early Bird 3: Invest $5,000+ within the first 20 days and receive 20% addition to the base discount rate.

Early Bird 4: Invest $10,000+ within the first 20 days and receive 25% addition to the base discount rate.

Early Bird 5: Invest $25,000+ within the first 20 days and receive 30% addition to the base discount rate.

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% addition to the base discount rate.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 10% addition to the base discount rate.

Amount-Based Perks

Tier 1 Perk: Invest $700+ and receive 5% addition to the base discount rate.

Tier 2 Perk: Invest $1,000+ and receive 7% addition to the base discount rate.

Tier 3 Perk: Invest $5,000+ and receive 10% addition to the base discount rate.

Tier 4 Perk: Invest $10,000+ and receive 15% addition to the base discount rate.

Tier 5 Perk: Invest $25,000+ and receive 20% addition to the base discount rate.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Barricade Therapeutics Corp. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Barricade Therapeutics is a biotechnology company focused on developing novel therapeutic agents, or drug candidates, for unmet medical needs, particularly in oncology and neurology. The Company utilizes its proprietary TASIN (Truncated *APC* Selective Inhibitors) platform technology to create drug candidates that target specific genetic mutations in cancers, such as colorectal cancer. Barricade holds the exclusive license to the TASIN emopamil-binding protein (EBP) inhibitors, a new class of compounds that specifically kill cancer cells with the mutated or truncated *Adenomatous Polyposis Coli* gene (APC^{mut}).

Barricade's lead drug candidate, BT-1501, is designed to selectively kill cancer cells that harbor the APC^{mut} gene which is predominantly found in ~80% of colorectal cancer patients, and presents a unique mechanism of action with the potential for improved tolerability and anti-cancer activity compared to existing toxic treatments.

Forward Looking Statements Disclosure

This Offering Memorandum contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our business strategy, goals, and objectives; the timing, progress, and results of our pre-clinical research and development programs; our plans for future clinical trials, regulatory submissions, and commercialization; our expectations regarding future operating results, financial condition, liquidity, and capital resources; and our beliefs regarding the potential advantages, safety, and efficacy of our product candidates.

Forward-looking statements are based on our current expectations, assumptions, estimates, and projections about our business and the biotechnology industry. These statements are often identified by the use of words such as "believe," "expect," "anticipate," "intend," "plan," "may," "should," "could," "will," "would," "estimate," "predict," "potential," "continue," or similar expressions, although not all forward-looking statements contain such identifying words.

Forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond our control. Our actual results and performance may differ materially from those expressed or implied in the forward-looking statements due to risks and uncertainties, including those described under "Risk Factors" and elsewhere in this Offering Memorandum. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Competitors and Industry

Colorectal cancer (CRC) remains one of the most prevalent malignancies worldwide and represents a substantial unmet medical need, particularly for patients with advanced disease. CRC is the third most common malignancy and the second most deadly cancer globally. In 2023, approximately 1.93 million new cases of CRC were diagnosed, resulting in approximately 936 thousand deaths worldwide. In the United States, approximately 155 thousand new CRC cases were diagnosed with approximately 54 thousand deaths. Projections for 2040 estimate approximately 3.2 million new CRC cases and 1.6 million deaths globally, including approximately 206 thousand new cases and 80 thousand deaths in the United States.

The global oncology market was US$ 250.88 billion in 2025, and projected to rise to ~US$ 668.26 billion by 2034, driven by increasing cancer incidence and demand for innovative therapies. In 2023, worldwide sales of CRC therapeutics was $13.0 billion with estimates projecting $16.7B billion of sales revenues in 2030, representing a compound annual growth rate ("CAGR") of approximately 4.7%. In the United States, CRC therapeutics generated $4.2 billion in sales with projections of $5.8 billion in 2030, a CAGR of 4.5%.

Barricade Therapeutics seeks to position itself to capture a significant percentage of the total available CRC market (TAM) by leveraging the Company's unique drug candidate targets specific genetic mutations setting it apart in the competitive landscape and has generated promising results in advanced pre-clinical CRC models. Conservative projections indicate that BT-1501 has the potential to generate $1.8 billion in sales revenue with only 70% of the *APC*^{mut} CRC patient population targeted. Sales projections assume that BT-1501 would be used in all stages of *APC*^{mut} CRC with treatment costs approximating $50 thousand per patient, per year.

Competitive Landscape

Major competitors in the colorectal cancer space include established pharmaceutical companies with approved therapies such as Lonsurf, marketed by Taiho Pharmaceutical Co., Ltd., and Stivarga, marketed by Bayer Healthcare Pharmaceuticals, which are used as third-line treatment options and offer little success in treatment response. The objective response rate (ORR) for the Lonsurf and Stivarga combination is less than 10%. Furthermore, coupled with severe toxicities associated with these third-line agents, existing therapies like Lonsurf / Stivarga primarily target broader patient populations without the specificity and safety offered by BT-1501. Patients on third-line drugs such as Lonsurf/Stivarga unfortunately have a high risk for experiencing severe and life-threatening highly toxic side-effects to include but not limited to: severe myelosuppression (severe reduction in red blood cells, white blood cells and platelets), pancytopenia, hemorrhage, hand-foot skin reaction and importantly, Stivarga is also labeled with a **Black Box Warning** by the FDA as having "severe and sometimes fatal liver toxicity has occurred in clinical trials".

While there have been recent approvals of drug therapies in CRC such as those targeting the *KRAS*^{G12C} mutation (Krazati, Lumakras); however, this mutation is only prevalent in 3-4% of all CRC patients, limiting market potential of agents such as these.

Barricade differentiates itself through its targeted approach, focusing on the approximately 80% of the CRC patient population that harbor *APC*^{mut}, which functions as a "gatekeeper" gene in normal colon physiology. In patients born with *APC*^{mut}, including those with Familial Adenomatous Polyposis ("FAP"), there is an approximately 100% lifetime risk of developing CRC.

Current Stage and Roadmap

Regulatory Status and Development Roadmap

BT-1501 with completed Good Laboratory Practice (GLP) toxicology studies and Investigational New Drug ("IND") enabling Chemistry, Manufacturing, and Control (CMC) activities, including Clinical Trial Materials coupled with positive Pre-IND meeting feedback from the Food and Drug Administration (FDA) indicates an on-track IND filing in the second quarter of 2026.

Future milestones are forward-looking, dependent upon additional capital, grant funding, regulatory feedback, and successful clinical outcomes, and may be delayed, modified, or not achieved.

In the near term, Barricade intends to initiate Phase 1 clinical trials for BT-1501 in the 2H of 2026 and plans to expand its TASIN platform to develop additional drug candidates targeting *familial adenomatous polyposis* coli (FAP), neuroblastoma and multiple sclerosis. Medium-term goals include securing further funding through convertible notes and Series A offerings to support ongoing clinical development and operational milestones, with plans for multiple indications and extending its pipeline into new therapeutic areas.

With $31.0 million of capital sourced from a successful convertible note offering ($5.0 million) plus $12.0 million Series A and $14.0 million of non-dilutive capital from the Cancer Prevention and Research Institute of Texas (CPRIT), the Company projects generating human proof-of-concept data in a completed Phase 1 clinical study of BT-1501 in CRC with $6 million allocated to expanding the Company's TASIN Platform including neuroblastoma ($3.0 million) and multiple sclerosis ($3.0 million).

Top reasons to invest

Significant market opportunity. Colorectal cancer (CRC) remains one of the most prevalent malignancies with a substantial unmet need for effective treatments, particularly for patients with advanced disease. CRC is the third most common malignancy and second most deadly cancer. In 2023, 1.93 million new cases of CRC were diagnosed leading to 936 thousand deaths worldwide. In the U.S., 155 thousand new CRC cases were diagnosed with 54 thousand deaths. Projections for 2040 estimate 3.2 million new CRC cases with 1.6 million deaths and 206 thousand patients with CRC in the U.S. and 80 thousand deaths. Despite newer therapy approvals (e.g. BMS /Mirati's $KRAS^{G12C}$ inhibitor, *Krazati* which targets a small subset of CRC patients, 3-4%), CRC remains a major clinically unmet need characterized by high overall mortality rates (50%), and for patients with advanced metastatic CRC (Stage 4), an 8% survival rate.

Barricade's lead program, BT-1501, is positioned to address approximately 80% of CRC patients whose tumors harbor the APC^{mut} genotype. The program is IND-ready, with Good Laboratory Practice toxicology studies completed and positive feedback received from a Pre-IND meeting with the U.S. Food and Drug Administration in June 2025. This regulatory progress, combined with completed IND-enabling Chemistry, Manufacturing, and Controls activities, positions the Company to initiate clinical development, subject to filing acceptance and availability of capital.

The Company has demonstrated capital efficiency through substantial non-dilutive funding support. In November 2024, Barricade was awarded a US$14.0 million product research and development grant from the Cancer Prevention and Research Institute of Texas ("CPRIT"), a voter-approved fund exceeding US$3 billion in size. Barricade ranked in the top five companies out of more than 90 applicants and was the largest grant recipient in the 2024 grant cycle. Of note, only approximately 11% of companies that apply for CPRIT funding ultimately receive awards, further underscoring the selectivity of the program and the level of external validation achieved by the Company. Barricade's recent US$14.0 million CPRIT award followed a prior US$3.0 million CPRIT grant that supported early animal studies and selection of BT-1501 as the clinical candidate. Access to the US$14.0 million award requires the Company to raise matching funds at a ratio of approximately one dollar for every two dollars of CPRIT funding. Securing these matching funds is a contractual requirement for all CPRIT-funded companies, and failure to do so would result in forfeiture of the award. Proceeds from this Regulation Crowdfunding offering are intended to contribute toward this matching requirement.

In addition to CPRIT support, Barricade has received investment from the American Cancer Society through its BrightEdge Fund. BrightEdge is a donor-funded strategic investment vehicle designed to advance cancer-focused therapeutics, diagnostics, devices, and technologies aligned with the American Cancer Society's mission of ending cancer as we know it, for everyone. The fund seeks to generate scientific impact through development of new technologies and therapies, social impact through addressing unmet patient needs and health equity, and financial sustainability through returns that can be reinvested into mission programs. As a strategic investor, BrightEdge provides more than capital; it offers domain expertise, credibility, and access to patient advocacy networks, which may enhance Barricade's visibility and credibility in future partnering or licensing discussions.

The Company anticipates multiple clinical and developmental milestones that, if achieved, may represent value inflection points. Completion of the Phase 1a clinical trial of BT-1501 is currently targeted for 2027 and is expected to require approximately US$15.5 million in total funding, consisting of approximately US$5.5 million in matching capital and approximately US$10 million in CPRIT funding, to be received in multiple tranches subject to CPRIT requirements. There can be no assurance that all grant tranches will be awarded or that sufficient matching capital will be raised. Completion of Phase 1b, currently targeted for 2028, is dependent upon acceptable safety and tolerability results from Phase 1a and the availability of approximately US$9.5 million in additional capital and CPRIT funding. Filing of an IND for BT-1501 in *Familial Adenomatous Polyposis* ("FAP") patients with APC^{mut} is contingent upon favorable safety data and regulatory discussions and is not guaranteed. Development of additional TASIN analogs in neuroblastoma, lymphoma, and multiple sclerosis would require approximately US$6 million in additional capital and remains exploratory. In total, the Company estimates that approximately US$31 million in aggregate which represents additional capital and grant funding would be required to pursue these milestones. Proceeds from this offering alone are not sufficient to fund these initiatives in their entirety.

Barricade maintains strong intellectual property protections, including issued composition-of-matter and method-of-use patents extending through 2039, with potential extensions under the Hatch-Waxman Patent Term Restoration Act. BT-1501 and other TASIN compounds have undergone freedom-to-operate (FTO) and validity searches conducted by external counsel and grant review bodies (Wilson Sonsini, DLA Piper, CPRIT), with no issues raised.

Experienced management team. The Company is led by an experienced management team with over 150 years of combined drug development and commercialization experience. This includes Co-Founder and Chief Executive Officer (CEO) Neil Thapar, who brings a distinguished academic background from The University of Texas M.D. Anderson Cancer Center, and Co-Founder and Senior Vice President (SVP) of Chemistry, Manufacturing, and Controls (CMC) John Walling, an expert in drug formulation development with multiple patents on commercialized formulations. Prior to founding Barricade, Dr. Thapar and Dr. Walling held senior scientific and development roles at Reata Pharmaceuticals, where they were responsible for leading key aspects of the company's novel synthetic triterpenoid programs. Dr. Thapar headed the preclinical and clinical pharmacology efforts, and Dr. Walling served as Vice President of Chemistry, Manufacturing, and Controls, overseeing formulation and manufacturing strategy for those programs. Their work supported the advancement of Reata's triterpenoid assets into clinical development during a period in which Reata raised substantial private capital, completed an initial public offering in 2016, and was later acquired by Biogen in 2023. While these experiences reflect the management team's prior involvement in advancing drug candidates through development stages, they did not involve control over Reata's financing, IPO, or acquisition decisions, and should not be viewed as indicative of future performance or outcomes at Barricade. Thapar and Walling are supported by seasoned Clinical Operations specialists with extensive experience in managing and executing oncology clinical trials, who are poised to transition into full-time VP and Director-level roles as the Company scales. Barricade further strengthens its leadership team with the addition of Mariam E. Morris and Scott Jordan to support the company's next phase of growth.

Mariam E. Morris joins as Chief Operating Officer, where she leads and oversees corporate operations, financial strategy, and governance as the company scales. A seasoned executive with more than 25 years of leadership and advisory experience, she provides strategic direction across financial planning and analysis, budgeting, treasury management, capital strategy, and enterprise growth initiatives.

Scott Jordan joins as Chief Financial Officer. A seasoned strategic advisor and investment banker, Jordan brings a proven track record in capital raises, successful exits, and public listings. His experience as CFO and Chief Business Officer across public and private biotechnology companies adds deep financial and operational strength to the team. He has also led major business development initiatives and complex cross-border transactions, driving global growth and strategic expansion throughout his career.

Barricade's Scientific Advisory Board includes Drs. Jef De Brabander, Deepak Nijhawan, and Jerry Shay of The University of Texas Southwestern (UTSW) Medical Center, whose ongoing participation provides scientific guidance and validation.

Mechanism of Action and Preclinical Proof-of-Concept Validation. BT-1501 is designed as a first-in-class therapeutic candidate for the treatment of colorectal cancer ("CRC") through synthetic lethality via inhibition of emopamil binding protein ("EBP") in dysfunctional APC^{mut} CRC cells, leading to selective cancer cell death. BT-1501 binds to EBP in APC^{mut} colorectal cancer cells, inducing selective cancer cell death because APC^{mut} CRC cells are unable to compensate following inhibition of EBP, whereas normal cells are able to compensate. Required safety studies have been completed and demonstrate a potentially safer alternative to toxic chemotherapy.

Preclinical proof-of-concept has been demonstrated in advanced CRC models. In the *CPC;APC* genetic mouse model of CRC, in which mouse colorectal tumors have molecular features approximately 90% similar to human colorectal tumors, seven studies with TASIN compounds generated tumor growth inhibition ("TGI") of 40–60%. In an advanced colorectal cancer DLD-1 xenograft mouse model harboring APC^{mut}, $KRAS^{mut}$, $TP53^{mut}$, and $PIK3CA^{mut}$ gene mutations, four studies with TASIN compounds generated TGI of 63–74%. By comparison, currently approved first- and second-line CRC drugs have achieved TGI values ranging from approximately 37% (5-fluorouracil) to approximately 70% (irinotecan) in similar models.

Strategic Value and Platform Extension. Barricade's TASIN platform is strategically aligned with industry trends toward genetically defined oncology therapies and validated molecular targets. The platform is centered on selective targeting of APC^{mut} tumors and pharmacologic inhibition of emopamil binding protein ("EBP"), leveraging a synthetic lethality approach in APC^{mut} colorectal cancer. Given that *APC* dysfunction is a foundational driver mutation in CRC, independent scientific validation of this pathway supports the translational rationale for BT-1501 and related TASIN compounds.

AstraZeneca has contributed to validation of the *APC*^{mut} pathway in colorectal cancer, reinforcing its biological relevance as a therapeutic target. Sumitomo Pharma Co., Ltd. has explored EBP inhibition in brain cancer in both preclinical and clinical settings, demonstrating the druggability of EBP in oncology. Sanofi has investigated EBP as a target in central nervous system and demyelinating diseases, further supporting its broader therapeutic relevance.

In addition, Biogen Inc. filed international patent application PCT/US2023/011327 covering EBP inhibitors in demyelinating disease and cited Hubler et al., *Nature* (2019), which reported remyelination data associated with TASIN-1, which is one of Barricade's research & development analogs. This reference provides independent scientific recognition of TASIN-related biology and supports the mechanistic validity of EBP modulation.

Collectively, these scientific and patent activities by major pharmaceutical companies provide external validation of both *APC*^{mut} biology and EBP as a druggable target, enhancing the potential strategic value of Barricade's TASIN platform across oncology and neurological indications.

First-Mover Advantage in CRC. A biomarker-defined CRC program targeting the *APC*^{mut} genotype offers first-mover advantage, high unmet medical need, quick enrollment, and a clear regulatory path.

Strategic Value & Business Development Potential. Barricade's TASIN platform and lead drug candidate is strongly positioned to become a strategic asset for multiple companies based on their alignment with key trends in oncogenic pathway inhibition, EBP modulation, and genetically guided therapies. Multiple business development and partnering discussions are ongoing. Major deal activity in the sector includes Takeda's license agreement with Hutchmed for rights to FRUZAQLA (fruquintinib) VEGFR 1/2/3 inhibitor for $400.0 million upfront and $730.0 million in milestones (refractory mCRC) and Bristol Myers Squibb's acquisition of Mirati and Mirati's *KRAS*^{G12C} inhibitor, Krazati, for $5.8 billion in January of 2024.

The normal and non-mutated *APC* gene is the "Gate Keeper" for a healthy colon. Barricade differentiates itself through its targeted approach, focusing on 80% of the colorectal cancer patient population that harbor *APC* mutations, providing a safer and potentially more effective treatment option. The normal *APC* gene is tumor suppressor keeping tumors in check, however, for patients born with *APC*^{mut} gene such as, *Familial Adenomatous Polyposis* coli (FAP) patients, have a 100% chance of developing CRC.

Platform Extension. Discovery staged TASIN analogs as ferroptosis inducers in neuroblastoma, a rare type of cancer that forms in immature nerve cells, called **neuroblasts**, which are part of the sympathetic nervous system. It most commonly arises in and around the **adrenal glands** (on top of the kidneys), but it can also develop in nerve tissue along the spine, chest, abdomen, or pelvis. Primarily affecting children under 5 years of age; it is the most common cancer in infants. If successful in developing a treatment for neuroblastoma, Barricade would be eligible for Pediatric Priority Review Voucher (PRV) established under the FDA Safety and Innovation Act (2012). The purpose was to **incentivize development of treatments for rare pediatric diseases** — where children suffer from serious or life-threatening conditions, with few or no approved therapies. When a drug (or biologic) meeting certain criteria is approved for a rare pediatric disease, its sponsor is granted a PRV. That voucher can be: used by the sponsor on another application (one that otherwise might not be eligible for priority review), to shorten the FDA review time from the standard (~10 months) to ~6 months, or sold/transferred to another company. Key eligibility criteria include: the disease must be "rare pediatric" (traditionally, fewer than 200,000 people in the U.S., serious, life-threatening, etc.); The drug must receive a *rare pediatric disease designation* from FDA. It must be the first approval of that active ingredient for that indication. Recent prices for PRVs sold include 1.) Zevra – voucher sold after FDA approval of *Miplyffa* for $150.0 million, 2.) Acadia Pharmaceuticals – voucher sold upon approval of Daybue for Rett Syndrome for $150.0 million and 3.) Ipsen's sale of a voucher based upon the approval of Sohonos for $158.0 million.

The Team

Officers and Directors

Name: Neil C. Thapar, PharmD, RPh

Neil C. Thapar, PharmD, RPh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Scientific Officer Board Chairman and Co-Founder
  Dates of Service: June, 2018 - Present
  Responsibilities: Lead the management team of the Company to IND filing and start of human clinical trials in early 2026, followed by initiation of Barricade's advanced discovery programs for pipeline expansion. In parallel, will work with the Company's CFO and other team members to position the Company to acquire sufficient funding to unlock its $14.0 million CPRIT grant to enable execution of the aforementioned programs. As additional capital is secured, the CEO will execute the plan to build the company with full-time hires over functional areas to efficiently manage and execute the Phase 1 trial program of BT-1501 in CRC and along with other research & development programs approaching advanced discovery.

Name: John Walling, Ph.D.

John Walling, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, SVP Chemistry, Manufacturing & Controls
  Dates of Service: June, 2018 - Present
  Responsibilities: Conduct CMC reviews of supplied materials, arrange for and oversee all externally conducted drug substance development and manufacturing and testing, formulation development and eventual drug product manufacturing and testing for Barricade Therapeutics' drug candidates, including BT-1501 for APCmut colorectal cancer. Included in these efforts will be certain activities associated with drug substance raw material procurement and efforts to identify and oversee clinical supplies packaging, labeling, distribution and reconciliations. Efforts

will extend to U.S. regulatory affairs document preparations and reviews. Dr. Walling will conduct other services and attend other company approved meetings as directed by the CEO.

Name: Mariam Morris

Mariam Morris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January, 2026 - Present
  Responsibilities: Mariam E. Morris supports Barricade's executive leadership by advising on corporate operations, financial strategy, and governance as the company scales. Drawing on more than 25 years of Executive and advisory experience, she provides oversight and guidance across financial planning, budgeting, treasury management, and capital strategy. Mariam advises on corporate structuring, internal controls, and compliance frameworks to ensure operational discipline and public-company readiness, including SEC reporting, SOX compliance, and technical accounting matters. She supports strategic initiatives such as financings, mergers and acquisitions, licensing and partnership agreements, and other complex transactions. In addition, Mariam works closely with management to strengthen operational infrastructure, including human resources, information technology, and cross-functional processes, helping align financial rigor with execution. She serves as a strategic advisor to leadership and the Board, offering experienced perspective through key growth, financing, and transformation milestones.

Name: Scott Jordan, MBA

Scott Jordan, MBA's current primary role is with S. Jordan Associates. Scott Jordan, MBA currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Fractional Chief Financial Officer
  Dates of Service: June, 2025 - Present
  Responsibilities: Serve as a credible, knowledgeable and trusted resource to senior management / Board of Directors directly assisted on all strategic and tactical matters as related to budget management, benefit analysis, and forecasting. This included cost accounting, financial planning, treasury-related activities, controllership, fiscal management, regulatory reporting requirements, tax planning, and operational oversight of consultants and employees. Assist the Company with raising capital from accredited investors, including Reg CF offering (Seed - accredited investors) and potential for 506b / 506c offerings (Series A - institutional).

Other business experience in the past three years:

- **Employer:** S. Jordan Associates
  Title: Founder / Chief Executive Officer
  Dates of Service: June, 2020 - Present
  Responsibilities: Investment banker assisting life sciences companies raise non-dilutive capital, private placements / secondary public stock offerings, secure regional / global licensing agreements, and facilitate liquidity events via M&A, and initial / alternative public offerings.

Name: Stefanie Wong

Stefanie Wong's current primary role is with Self-employed. Stefanie Wong currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller (consultant)
  Dates of Service: June, 2019 - Present
  Responsibilities: Manage accounting, financial reporting and compliance

Other business experience in the past three years:

- **Employer:** Self-employed
  Title: Consultant
  Dates of Service: January, 2014 - Present
  Responsibilities: Provide controller services and implement accounting software

Name: Darlene M Boudreaux

Darlene M Boudreaux's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March, 2020 - Present
  Responsibilities: Corporate Governance

Other business experience in the past three years:

- **Employer:** Cx Precision Medicine Inc.
  Title: Chief Financial Officer
  Dates of Service: June, 2020 - Present
  Responsibilities: Oversee the finances and fundraising efforts and act as a member of the top management of CxPM.

Other business experience in the past three years:

- **Employer:** Fort Worth MedTech Center Inc. dba TechFW
  Title: Chief Financial Officer
  Dates of Service: June, 2020 - Present
  Responsibilities: Oversee the finances and fundraising efforts and act as a member of the top management of CxPM.

Other business experience in the past three years:

- **Employer:** Eosera, Inc.
  Title: Chief Financial Officer
  Dates of Service: June, 2020 - Present
  Responsibilities: Oversee the finances and fundraising efforts and act as a member of the top management of CxPM.

Name: Carlos Guillem

Carlos Guillem's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: September, 2024 - Present
  Responsibilities: Corporate Governance

Other business experience in the past three years:

- **Employer:** Western Son Distillery
  Title: President
  Dates of Service: May, 2017 - Present
  Responsibilities: Oversee the business, legal, financial, sales, marketing, and overall strategy of the organization.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.
Our business projections are only projections
There can be no assurance that the Company will meet its financial projections. There can be no assurance that the Company will be able to find a sufficient market for its drug(s) that physicians and patients believe is a a better option than a competing treatment option, or that we will be able to market a drug that allows the Company to generate revenue, make a profit, or grow the business.
The transferability of the Securities you are buying is limited
You should be prepared to hold this convertible note instrument for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there is currently no market for the resale of these securities. As a result, if you decide to transfer or sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing entity in the industry. However, that may never happen or it may happen at a price that results in you losing money on this convertible note instrument.
Your investment could be illiquid for a long time
You should be prepared to hold this convertible note instrument for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this convertible note instrument.
The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Convertible Notes in the amount of up to $1,235,000.00 in this offering, and may close on any convertible note instruments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your convertible note instrument could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your convertible note instrument could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your convertible note instrument.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may negatively affect your convertible note instrument in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your convertible note instrument.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough convertible note instruments in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management’s discretion. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have drugs on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent drugs earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or drugs obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Once our drug candidate is approved, our ability to sell our therapeutics will and is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our therapeutics. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to contract research organizations, contract development and manufacturing organizations, shippers, accountants, lawyers, public relations firms, advertisers, pharmacies and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The amount raised in this offering may include convertible note instruments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new drug candidates and technologies entails significant risks and uncertainties.

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We are an early stage biotechnology company and have not yet developed an approved drug and as such have not generated any revenues.

Barricade Therapeutics Corp. was formed on November 7, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Barricade Therapeutics Corp. has incurred a net loss and has had limited grant funding since inception, if any. There is no assurance that we will be profitable in the future.

We are an early stage biotechnology company and have a limited operating history.

If you are investing in our company, it’s because you think that our drug candidate is a treatment option for development and that the team will be able to successfully develop, market or license the drug candidate. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Government Regulation

Our business activities, including the manufacturing of our product candidates and our ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. Regulation by these government authorities is a significant component in the development, manufacture and commercialization of pharmaceutical products and services. Before marketing in the U.S., any new drug developed must undergo rigorous preclinical testing, clinical trials and an extensive regulatory clearance process implemented by the FDA under the Federal Food, Drug, and Cosmetic Act, as amended (the FDCA). The FDCA and other various federal, state and foreign statutes govern or influence the research, testing, manufacture, safety, labeling, storage, recordkeeping, approval, promotion, marketing, distribution, post-approval monitoring and reporting, sampling, quality, and import and export of our medicines. State, local, and other authorities also regulate pharmaceutical manufacturing.

Manufacturing and Supply Chain Risks

We do not own manufacturing facilities and must rely on third-party manufacturers to supply the drug materials for pre-clinical studies, and eventually for clinical trials and commercialization. While manufacturing of Barricade's small molecule drug is straightforward, with scale-up, contamination, or compliance with regulatory standards could delay our development programs, increase costs, or prevent commercialization.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Neil Thapar	839,563	Common Stock	20.21%

The Company's Securities

The Company has authorized Common Stock, Convertible Note (StartEngine Crowdfunding), 2019 Convertible Note, and 2022 Convertible Note.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,634,643 outstanding.

Voting Rights

Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of common stock held by such stockholder.

Material Rights

The total amount outstanding includes 1,600,000 of shares issued pursuant to the Company's stock option plan. All shares pursuant to the plan have been awarded and 273,000 shares of the awarded options have been exercised.

Distribution rights and preferences

All common stockholders share equally (pari passu) in any dividends declared.

Liquidation rights and preferences

Common stockholders share equally in remaining assets after debts.

Dividend rights

Dividends are payable if and when declared by the Board of Directors.

Transfer Rights

Voluntary Transfers: If a stockholder of the Company desires to sell, transfer or otherwise dispose of any stock of the Company owned by him, her or it to a third party pursuant to a bona fide offer of cash or indebtedness, such Voluntary Transfer must first offer stock to the Company, then to other stockholders pro rata, before selling to outsiders.

Involuntary Transfers (e.g., bankruptcy, divorce, liens): The Company has the right to purchase all of the stock of such Involuntary Transferor at the purchase price.

Drag-Along Rights

If stockholders owning a majority in interest (on an "as-converted" basis) of the common stock of the Company issued and outstanding desire to sell all of their shares of stock of the Company, they may require all other stockholders (Drag-Along Holders) to participate in such transaction under the same terms.

Convertible Note (StartEngine Crowdfunding)

The security will convert into The same class and series of equity securities issued in the qualified financing and the terms of the Convertible Note (StartEngine Crowdfunding) are outlined below:

Amount outstanding: $1,235,000.00
Maturity Date: January 31, 2028
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: $10,000,000

Material Rights

There are no material rights associated with Convertible Note (StartEngine Crowdfunding).

2019 Convertible Note

The security will convert into Common stock and the terms of the 2019 Convertible Note are outlined below:

Amount outstanding: $1,679,000.00
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: $2,000,000 in qualified financing

Material Rights

There are no material rights associated with 2019 Convertible Note.

2022 Convertible Note

The security will convert into Common stock and the terms of the 2022 Convertible Note are outlined below:

Amount outstanding: $750,000.00
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: $10,000,000 in qualified financing

Material Rights

There are no material rights associated with 2022 Convertible Note.

What it means to be a minority holder

As a convertible noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares or other equity instruments. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). In addition, the Company is offering convertible notes, which, if and when converted into equity, will be dilutive to existing stockholders. The conversion terms, including the price, valuation, and class of securities issued upon conversion, have not yet been determined and may be less favorable than the terms available to future investors.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Development of BT-1501, clinical protocol finalization and filing of IND to the FDA
  Date: July 23, 2025
  Offering exemption relied upon: Accredited investor status

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Grant Income

Grant income for fiscal year 2024 was $249,853 compared to $824,710 in fiscal year 2025.

Grant income is recognized once the conditions of the grant are completed. The terms of the grants require the Company to match funds prior to the company performing any services pursuant to the grant reimbursement guidelines. Barricade does not generate product revenue at this time.

Cost of Sales

Cost of Sales for fiscal year 2024 was $0.00 compared to $0.00 in fiscal year 2025.

Barricade does not yet have an FDA-approved therapeutic on the market and the Company is not currently generating revenue.

Gross Margins

Gross margins for fiscal year 2024 were $0.00 compared to $0.00 in fiscal year 2025.

Barricade does not yet have an FDA-approved therapeutic on the market and the Company is not currently generating revenue.

Expenses

Expenses for fiscal year 2024 were $1,005,433 compared to $1,063,285 in fiscal year 2025.

Research and development expenses for fiscal year 2024 were $691,045 compared to $652,755 in fiscal 2025. The Company has been able to obtain matching funds in 2025 through the issuances of convertible promissory note instruments, which has allowed the Company to advance its research and development as well as certain operating costs.

Operating expenses for fiscal 2024 were $314,388 compared to $410,530 in fiscal 2025. The decrease in operating expenses was primarily due to a reduction in legal expenses related to intellectual property.

Historical results and cash flows:

The Company is currently in the research and development; stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our research and development activities will require significant investment over 5-7 years as we conduct our clinical trials. Past cash was primarily generated through our ability to unlock matching grant revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2026, the Company has capital resources available in the form of $337,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our clinical stage development for our lead drug candidate as well as allow the Company to access matching grant revenues pursuant to the terms of the grant awards.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 33% will be comprised of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, combined with the matching CPRIT grant funds, we anticipate the Company will be able to operate for an additional five (5) months. This is based on a current monthly burn rate of $80,000 for expenses related to salaries, IND-filing and GMP manufacture of the clinical drug supply.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, combined with the matching CPRIT grant funds, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly burn rate of $340,000 for expenses related to salaries (to include key consultants), IND-filing, clinical trial activities (site initiation visits), CRO and CDMO expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital via the issuance of a convertible note on StartEngine with the terms reflected below.

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.

Offering Maximum: $1,235,000.00 of Convertible Promissory Note.

Type of Security Offered: Convertible Promissory Note.

The security will convert into the same class and series of equity securities issued in the Qualified Financing

Maturity Date: 1/31/28

Valuation Cap: $18,000,000.00

Discount: 20.0%

Annual Interest Rate: 8%

Indebtedness

- **Creditor:** 2019 Convertible Note
  Amount Owed: $1,679,000.00
  Interest Rate: 8.0%
- **Creditor:** 2022 Convertible Note
  Amount Owed: $750,000.00
  Interest Rate: 8.0%

Related Party Transactions

- **Name of Person:** Jay Thapar
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Provide IT support services.
  Material Terms: As of January 2026, the outstanding liability due to the vendor totaled $3,847
- **Name of Person:** Neil Thapar
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $10,000
  Material Terms: The loan bore interest at a rate of 8% per annum, resulting in interest expense of $76 for the year ended December 31, 2024. The principal and accumulated interest totaling $10,122 were paid upon maturity, which was January 26, 2025.

Valuation

Valuation Cap: $18,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion of the convertible notes into equity in a future financing transaction, if any. The valuation cap does not represent the Company's current valuation, enterprise value, or fair market value, and should not be viewed as an indication of the price at which the Company's securities may be valued in any future financing, liquidity event, or other transaction. The valuation cap was determined by the Company and is based on internal considerations. It does not reflect the results of a formal third-party valuation or appraisal. Any application of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion, which may differ materially from the Company's current capitalization The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2.429 million in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- General and Administrative
  92.5%
  Salaries, Intellectual property/legal fees, and necessary operational expenses

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Phase 1 Clinical Trial
  37.5%
  Proceeds support, in part, the initiation and execution of the Phase 1 clinical trial
- GMP Manufacture of BT-1501
  10.0%
  Manufacture of the drug product (under GMP criteria) required for the Phase 1 Trial
- Research & Development
  22.0%
  Conduct pharmacology studies for follow-on clinical studies
- General & Administrative
  23.0%
  Salaries, Intellectual property/legal fees, and necessary operational expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.barricadetherapeutics.com (https://www.barricadetherapeutics.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/barricade-therapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Barricade Therapeutics Corp.

[See attached]

BARRICADE THERAPEUTICS CORP.

Unaudited Financial Statements

and

Independent Accountant's Review Report

For the Years Ended December 31, 2024 and 2023

Table of Contents

Independent Accountant's Review Report	3
Balance Sheets	4
Statements of Operations	5
Statements of Changes in Stockholders' Deficit	6
Statements of Cash Flows	7
Notes to Financial Statements	
Note 1 – Organization and Description of Business	8
Note 2 – Summary of Significant Accounting Policies	8
Note 3 – Convertible Promissory Notes Payable	11
Note 4 – Equity	12
Note 5 – Commitments and Contingencies	12
Note 6 – Net Loss per Common Share	13
Note 7 – Related Party Transactions	13
Note 8 – Income Taxes	13
Note 9 – Subsequent Events	14

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Barricade Therapeutics Corp. Management

We have reviewed the accompanying financial statements of Barricade Therapeutics Corp. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in stockholders' deficit, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
November 7, 2025

Barricade Therapeutics Corp.
Balance Sheets
(Unaudited)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash	$ 10,832	$ 493,663
Prepaid expenses	65,541	231,451
Total current assets	76,373	725,114
Total assets	$ 76,373	$ 725,114
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable	$ 420,817	$ 328,476
Accrued expenses	2,726	650
Executive note payable	10,000	-
Total current liabilities	433,543	329,126
Long-term liabilities		
Convertible promissory notes payable	2,179,000	2,179,000
Discount on notes	(1,464)	(6,694)
Accrued convertible note interest	791,776	614,475
Total long-term liabilities	2,969,312	2,786,781
Total liabilities	3,402,855	3,115,907
Stockholders' deficit:		
Common stock, $0.00001 par value, 10,000,000 shares authorized; 5,026,782 shares issued and outstanding at December 31, 2024 and 2023, respectively	50	50
Additional paid-in-capital	983,804	983,804
Accumulated deficit	(4,310,336)	(3,374,647)
Total stockholders' deficit	(3,326,482)	(2,390,793)
Total liabilities and stockholders' deficit	$ 76,373	$ 725,114

See accompanying notes to the unaudited financial statements.

Barricade Therapeutics Corp.
Statements of Operations
(Unaudited)

	For the Years Ended December 31,	
	2024	2023
OPERATING EXPENSES		
Research and development expenses	$ 691,045	$ 444,116
Operating expenses	314,388	378,838
Total expenses	1,005,433	822,954
TOTAL NET OPERATING LOSS	(1,005,433)	(822,954)
OTHER INCOME (EXPENSES)		
Grant income	249,853	988,125
Interest income	2,872	297
Convertible note interest expense	(182,531)	(182,026)
Other expense	(450)	(450)
Total other income	69,744	805,946
NET LOSS	$ (935,689)	$ (17,008)
Net loss per share, basic and diluted	$ (0.19)	$ -
Weighted-average shares outstanding, basic and diluted	5,026,782.00	5,026,782.00

See accompanying notes to the unaudited financial statements.

Barricade Therapeutics Corp.
Statements of Changes in Stockholders' Deficit
(Unaudited)

	Common Stock		Options	Warrants	Additional Paid-In-Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Shares			
Balance, December 31, 2022	5,026,782	$ 50	36,000	122,340	$ 983,804	$ (3,357,639)	$ (2,373,785)
Net loss	-	-	-	-	-	(17,008)	(17,008)
Balance, December 31, 2023	5,026,782	50	36,000	122,340	983,804	(3,374,647)	(2,390,793)
Expiration of warrants				(106,617)			
Net loss	-	-			-	(935,689)	(935,689)
Balance, December 31, 2024	5,026,782	$ 50	36,000	15,723	$ 983,804	$ (4,310,336)	$ (3,326,482)

See accompanying notes to the unaudited financial statements.

Barricade Therapeutics Corp.
Statements of Cash Flows
(Unaudited)

	For the Years Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$ (935,689)	$ (17,008)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	165,910	(221,813)
Accounts payable	92,341	287,119
Accrued expenses	2,076	(73,873)
Accrued convertible note interest	177,301	176,796
Amortization of discount on notes	5,230	5,230
Net cash (used in) provided by operating activities	(492,831)	156,451
Cash flows from financing activities:		
Executive note payable	10,000	-
Net cash provided by financing activities	10,000	-
Change in cash:		
Net (decrease) increase in cash	(482,831)	156,451
Cash at beginning of period	493,663	337,212
Cash at end of period	$ 10,832	$ 493,663

See accompanying notes to the unaudited financial statements.

Barricade Therapeutics Corp.
Notes to Financial Statements

December 31, 2024 and 2023
(Unaudited)

NOTE 1 – Organization and Description of Business

Barricade Therapeutics Corp. ("Barricade," the "Company," "we," "us," or "our") was incorporated in Delaware on November 7, 2017. We are an early-stage biotechnology company based in Fort Worth, TX. Barricade was founded based on discovery and advancement of novel first-in-class small molecules, by integrating complex molecule synthesis, chemistry, and molecular pharmacology with targeted therapeutic approaches in both cancer and neurology. The Company is advancing its precision medicine platform, known as Truncated *APC* Selective Inhibitors ("TASINs") that target emopamil-binding protein ("EBP"), a newly validated and druggable target demonstrating promise in a variety of cancers and neurological indications. The therapeutic potential of EBP inhibition also spans multiple solid tumor and neurologic indications, including demyelinating diseases, offering broad pipeline optionality.

Barricade's lead candidate, BT-1501, is an orally bioavailable, small-molecule drug for adenomatous polyposis coli ("*APC*") mutation colorectal cancer ("CRC"); a genetically defined and underserved patient population comprising more than 80% of CRC cases. BT-1501 with completed Good Laboratory Practice ("GLP") toxicology studies and Investigational New Drug ("IND")-enabling Chemistry, Manufacturing, and Control ("CMC") activities, including Clinical Trial Materials coupled with positive Pre-IND meeting feedback from the Food and Drug Administration ("FDA") indicates a planned IND filing in the fourth quarter of 2025 followed by start of the Phase 1 trial in patients with advanced colorectal cancer in the first half of 2026..

Liquidity and Capital Resources

Since inception, Barricade's operations have been financed primarily through the sale of equity and debt securities as well as grant awards. We have incurred losses from operations since inception and expects to continue to incur substantial losses for the next several years as it continues to fully develop and prepare regulatory filings and obtain regulatory approvals for its new product candidates. As of the date of this filing, our current cash and cash equivalents of $607,372 are sufficient to fund its operations for at least the next 12 months. However, we will need to raise additional funding through strategic relationships, public or private equity or debt financings, grants or other arrangements to develop and prepare regulatory filings and obtain regulatory approvals for the new product candidates, fund operating losses, and, if deemed appropriate, establish or secure through third parties manufacturing for the potential products, sales and marketing capabilities. If such funding is not available or not available on terms acceptable to us, our current development plans, and plans for expansion of its general and administrative infrastructure may be curtailed.

Barricade was awarded a matching, non-dilutive $14.0 million product research and development grant in November 2024 by the Cancer Prevention and Research Institute of Texas ("CPRIT"), a $3.0 billion-plus voter approved fund. Barricade was placed in the top five companies out of over 90 applicants and is the largest grant recipient in the 2024 grant cycle. This $14.0 million grant follows an initial $3.0 million grant previously awarded by CPRIT that facilitated early animal studies and the selection of the now, clinical candidate BT-1501 in CRC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

Our financial statement presentation follows the recommendations of the Financial Accounting Standards Board in its accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Accounting

Barricade prepares its financial statements on the accrual basis of accounting in accordance with U.S. GAAP; consequently, revenues are recognized when earned and expenses are recognized when the obligation is incurred.

Use of Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experiences. Actual results could differ from those estimates. Estimates are assessed each period and updated to reflect current information.

Grant Award and Grant Income

In March 2020, Barricade was awarded a $3.0 million CPRIT grant. The terms of the grant include a 2:1 match, which means that for every $2.00 of non-dilutive CPRIT grant award funds, Barricade is to raise $1.00 in matching funds. As of this filing, we have spent approximately $2.2 million of CPRIT funds with approximately $744,000 remaining and available for use.

In November 2024, Barricade was awarded a $14.0 million CPRIT grant. The terms of the grant include a 2:1 match, which means that for every $2.00 of non-dilutive CPRIT grant award funds, Barricade is to raise $1.00 in matching funds. The Company is currently positioning itself to draw down funds from this award in late 2025 or early 2026.

Barricade recognizes income from CPRIT grant awards when underlying research and development costs are eligible for grant funding.

Research and Development Expenses

Research and development ("R&D") expenses are expensed as incurred and include direct salaries, benefits and other personnel costs, drug manufacturing costs for research and development, contract research services and other outside costs. Payments made for R&D services prior to the services being rendered are recorded as prepaid assets within Prepaid Expenses on our Balance Sheets and are expensed as the services are provided.

Fair Value of Financial Instruments

FASB Accounting Standards Codification ("ASC") 820, "*Fair Value Measurements and Disclosures,*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

- Level 1: Quoted prices in active markets for identical assets or liabilities.
- Level 2: Observable inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.
- Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgement or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Barricade's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgements and consider factors specific to the asset or liability.

Certain of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate their fair value due to their liquid or short-term nature, such as accounts payable, accrued expenses and other current liabilities.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2024 and 2023 consisted of cash on hand in institutions in the United States. Barricade maintains its cash and cash equivalent balances with high-quality financial institutions and, consequently, we believe that such funds are currently adequately protected against credit risk. At times, portions of our cash and cash equivalents may be uninsured or in deposit accounts that exceed Federal Deposit Insurance Corporation ("FDIC") limits. As of December 31, 2024, Barricade had not experienced losses on these accounts, and management believes it is not exposed to significant risk on such accounts as its cash on hand was $10,832. However, as of December 31, 2023, we were exposed to such credit risk as its cash on hand was $493,663. Barricade's management plans to continually monitor and assess the financial strength and credit worthiness of the institutions to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Prepaid Expenses

At December 31, 2024 and 2023, Barricade had $62,564 and $220,806, respectively, in prepaid research and development costs and $2,977 and $10,645, respectively, in prepaid legal costs.

Income Taxes

We account for income taxes under ASC 740, *"Income Taxes."* ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if, based upon the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. For uncertain tax positions that meet "a more likely than not" threshold, we recognize the benefit of uncertain tax positions in the financial statements.

Net Loss Per Common Share

Basic and diluted net loss per share attributed to common stockholders is calculated by dividing the net loss attributed to Barricade by the weighted-average number of shares of Common Stock outstanding during the period without consideration for Common Stock equivalents. Diluted net loss per share is the same as the basic loss per share due to net losses incurred in all periods.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – Convertible Promissory Notes Payable

2019 Convertible Promissory Notes and Warrants:

On March 28, 2019, Barricade's Board of Directors approved for management to engage in a convertible promissory note offering up to $1,500,000 ("2019 Notes") with original maturity dates of April 19, 2021. On July 31, 2019, we performed an "initial close" on the offering after issuing $125,000 in note agreements. On November 18, 2019, the Company's Board approved expanding the offering of the 2019 Notes to $1,800,000. Barricade completed and closed the offering February 17, 2021. The Company has amended the maturity dates of the 2019 Notes to August 31, 2027.

The total outstanding principal of the 2019 Notes at December 31, 2024 and 2023 was $1,679,000. Accrued interest expense under these notes was $690,701 and $554,142 as of December 31, 2024 and 2023, respectively. The 2019 Notes accrue interest on the unpaid principal amount at the rate of 8% per annum based upon 360 days. Total interest expense under these notes was $136,559 and $136,240 for the years ended December 31, 2024 and 2023, respectively.

The convertible promissory notes may be converted to equity upon the completion of a qualified equity financing or at the demand of the holder at any time on or before the maturity date. The convertible promissory notes are due on demand at any time on or after the maturity date. As of the date that these financial statements were available to be issued, none of the holders of the notes have demanded payment of the notes.

In the event of a maturity conversion, the payee, at its option, convert all or any portion of the principal of, and all of the accrued but unpaid interest on, the note into shares of common stock, par value $0.00001 per share, at a conversion price of $1.23 per share. In April 2021, certain noteholders elected to convert $125,000 of the 2019 Notes into 145,307 shares of common stock.

In the event of a qualified financing, for the 2019 Notes, the conversion price will be the lesser of a 20% discount to the lowest price paid by an investor in any of such equity financing transactions or a price per share equal to $6,000,000 divided by the fully diluted capital stock at the time immediately preceding the satisfaction of the financing threshold.

2019 Note Warrants: In connection with the issuance of the 2019 Notes, Barricade issued 102,941 warrants ("2019 Note Warrants)" to purchase shares of its common stock, classified as equity. Each warrant allows the holder to purchase one share of common stock for an exercise price of $1.02. The warrants were exercisable at any time through their expiration date of July 5, 2024.

Barricade determined the fair value of these warrants using the Black-Scholes-Merton model. Accordingly, the relative fair value allocation method was used to record the value of the warrants in the "Additional Paid-In Capital" section of the stockholders' deficit on the balance sheet. We determined that the fair value of the warrants were $74, 174 which was recorded in "Additional Paid-In Capital" and "Discount on Notes". The Company amortized the note discount utilizing the straight-line method of accounting. As of December 31, 2023, the discounts were completely amortized.

The warrants remained outstanding in 2023 without any exercise. As of December 31, 2024, all of the 2019 Note Warrants have expired.

2022 Convertible Promissory Notes and Warrants:

On August 20, 2021, Barricade's Board of Directors approved for management to engage in a convertible promissory note offering up to $2,500,000 ("2022 Notes") with original maturity dates of March 31, 2025. As of December 31, 2024, Barricade has not completed and close the offering.

The total outstanding principal of the 2022 Notes at December 31, 2024 and 2023 was $500,000. Accrued interest expense under these notes was $101,000 and $60,333 as of December 31, 2024 and 2023, respectively. The 2022 Notes accrue interest on the unpaid principal amount at the rate of 8% per annum based upon 360 days. Total interest expense under these notes was $40,666 and $40,556 for the years ended December 31, 2024 and 2023, respectively.

In the event of a maturity conversion, the payee, at its option, convert all or any portion of the principal of, and all of the accrued but unpaid interest on, the note into shares of common stock, par value $0.00001 per share, at a conversion price of $1.59 per share.

In the event of a qualified financing, for the 2022 Notes, the conversion price will be the lesser of a 20% discount to the lowest price paid by an investor in any of such equity financing transactions or a price per share equal to $8,000,000 divided by the fully diluted capital stock at the time immediately preceding the satisfaction of the financing threshold.

2022 Note Warrants: In connection with the issuance of the 2022 Notes, Barricade issued 15,723 warrants ("2022 Note Warrants) to purchase shares of its common stock. The warrants are exercisable at any time through their expiration date of March 31, 2025. Each warrant allows the holder to purchase one share of common stock for an exercise price of $1.59.

Barricade determined the fair value of these warrants using the Black Scholes-Merton model. Accordingly, the relative fair value allocation method was used to record the value of the warrants in the "Additional Paid-In Capital" section of the stockholders' deficit on the balance sheet. At the time the warrants were issued, the Company's determined that the fair value of the warrants were $14,539. which was recorded in "Additional Paid-In Capital" and "Discount on Notes". The Company amortized the note discount utilizing the straight-line method of accounting. For the periods ending December 31, 2024 and 2023, we recognized $5,230 in note discount amortization expense, respectively.

The warrants remained outstanding in 2023 and 2024 without any exercise.

For the years ended December 31, 2024 and 2023, total warrants outstanding were 15,723 and 122,340, respectively.

NOTE 4 – Equity

Common Stock. Barricade has authorized 10,000,000 shares of Common Stock with 5,026,782 issued and outstanding. The Company's common stock has a par value of $0.00001 per share. Barricade did not issue any new shares during the years ended December 31, 2024 and 2023.

Stock Options. Barricade maintains an equity incentive plan ("the Plan"), which authorizes the granting of up to 1,600,000 shares of Common Stock in the form of stock options and restricted stock units to employees, directors and consultants. Options granted under the Plan may vest based on various terms, including time-based vesting and performance-based milestones. As of December 31, 2024 and 2023, a total of 36,000 options at a weighted-average price of $0.00001 were fully vested and outstanding. No options were exercised.

NOTE 5 – Commitments and Contingencies

From time to time, we may be involved in disputes, including litigation, relating to claims arising out of operations in the normal course of our business. Any of these claims could subject us to costly legal expenses and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our results of operations and financial position. Additionally, any such claims, whether or not successful, could damage our reputation and business. We currently are not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

NOTE 6 – Net Loss Per Common Share

Basic and diluted net loss per common share is calculated as follows:

	Year Ended December 31,	
	2024	2023
Net loss	$ (935,689)	$ (17,008)
Net loss attributable to common stockholders	$ (935,689)	$ (17,008)
Net loss per common share, basic and diluted	$ (0.19)	$ -
Weighted-average number of shares used in computing net loss per common share, basic and diluted	5,026,782	5,026,782

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per common share, as their effect is anti-dilutive:

	December 31,	
	2024	2023
Stock options to purchase common stock	36,000	36,000
Warrants issued in private placement	15,723	122,340

NOTE 7 – Related Party Transactions

Barricade follows ASC 850, "*Related Party Disclosures,*" for the identification of related parties and disclosure of related party transactions.

In November 2024, Barricade (the "borrower") entered into a simple loan agreement with the Chief Executive Officer (the "lender") for a total principal amount of $10,000. The loan bore interest at a rate of 8% per annum, resulting in interest expense of $76 for the year ended December 31, 2024. The principal and accumulated interest totaling $10,122 were paid upon maturity, which was January 26, 2025.

One vendor, who provides IT support services, is a related party to our Chief Executive Officer. There were no expenditures incurred for the years ended December 31, 2024 and 2023. As of the date that these financial statements were available to be issued, the outstanding liability due to the vendor totaled $7,697.

NOTE 8 – Income Taxes

Barricade has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss("NOL") Carryforwards

As of December 31, 2024 and 2023, we had federal and state net operating loss carryforwards of approximately $3.1 million. Federal NOLs arising after December 31, 2017 generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in years beginning in 2038. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Cod.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, Barricade paid no income taxes to federal or state jurisdictions.

Components	2024	2023
Current tax expense	$ -	$ -
Deferred tax expense (benefit)	(657,110)	(652,367)
Valuation allowance	657,110	652,367
Net deferred tax asset (liability)	$ -	$ -

Barricade had no material uncertain tax positions as of December 31, 2024 and 2023. Income tax returns for the years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Management has evaluated Barricade's tax positions in accordance with ASC 740 and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of 2024.

NOTE 9 – Subsequent Events

We have evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 7, 2025, the date these financial statements were available to be issued.

In July 2025, the American Cancer Society ("ACS") backed Barricade's BT-1501 lead CRC program by participating in the 2022 Note offering. Barricade issued a $250,000 convertible promissory note. The use of these proceeds, in part, will be for the preparation of the first-in-human CRC clinical trial and filing of the IND application with the FDA. Additionally, these proceeds will support demonstration of matching funds for the Company's $3.0 million CPRIT non-dilutive grant. In connection with the issuance of the convertible promissory note, bearing interest at the rate of 8% per annum, Barricade issued 7,861 warrants to purchase shares of its common stock.

In August 2025, Barricade granted 1.6 million options with an exercise price of $0.00001 to its employees, directors and consultants.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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BARRICADE
THERAPEUTICS
BACKED BY $17M IN NON-DILUTIVE FUNDING*
Cancer Prevention & Research Institute of Texas (CPRIT) • American Cancer Society BrightEdge Fund
*Subject to certain conditions

$332,143.75 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

Barricade Therapeutics is developing first-in-class therapies for colorectal cancer (CRC), focusing on *APC*-mutant (*APCmut*) tumors that represent roughly 80% of all CRC cases—a large and underserved patient population. Our lead candidate, BT-1501, is an oral, once-a-day tablet—small molecule investigational drug that targets EBP, a recently validated cancer target, and is now IND-ready with a planned Phase 1 human clinical trial start in 2026 (subject to regulatory clearance, funding availability, and clinical readiness).

The colorectal cancer treatment market is approximately $13 billion today and is projected to reach $20 billion by 2030 (Source), dri ven by high and increasing cases of CRC, a growing biomarker-defined patient population, and a rising number of early-onset CRC cases affecting younger adults.

Barricade is led by a management team with more than 150 years of combined biopharmaceutical development experience with multiple FDA submissions. The company has raised $20 million in a mix of non-dilutive funding and private investment. The lead CRC program has earned support from leading institutions, including the American Cancer Society's BrightEdge Fund and The Cancer Prevention Research Institute of Texas (CPRIT).

Barricade Therapeutics is an early-stage biotechnology company developing investigational drug candidates, including BT-1501. BT-1501 has not been approved by the U.S. FDA, has not been proven safe or effective in humans, and many drug candidates fail during development. This offering is being conducted under Regulation Crowdfunding, and investing involves significant risks, including the risk of total loss and a lack of liquidity. Any statements about development plans, timelines, market opportunity, or potential outcomes are forward-looking, based on assumptions, and may not occur.

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TEAM



Neil C. Thapar, PharmD, RPh • CEO, CSO Board Chairman and Co-Founder
Dr. Thapar is a clinical pharmacologist with over 20 years of experience in oncology drug development. He completed a post-doctoral fellowship in oncology drug research & development at The University of Texas M...
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John Walling, Ph.D. • Co-founder, SVP Chemistry, Manufacturing & Controls
Dr. Walling is a co-founder and organic chemist with over 35 years of experience. He holds multiple patents and has a strong track record in commercialization, driving innovation from concept to market.



Mariam Morris • Chief Operating Officer
Mariam E. Morris supports Barricade's executive leadership as a strategic advisor on corporate operations, financial strategy, and governance as the company scales. With more than 25 years of ...
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THE PITCH

Barricade Therapeutics is developing ***BT-1501***, an oral investigational therapy designed to exploit a specific vulnerability in colorectal cancer: ***APC* mutation/truncation (*APC*^{mut})** — present in ~80% of CRC patients. These patients make up a large subset that often do not respond to current therapies.

With **$17 million in non-dilutive funding** awarded from the Cancer Prevention and Research Institute of Texas (CPRIT) and further supported via investment from the **American Cancer Society BrightEdge Fund**, the company is positioned to advance one of the field's most promising targeted approaches for CRC, including rare genetic conditions such as **Familial Adenomatous Polyposis (FAP)**.

In its planned **Phase 1 clinical trial**, Barricade will evaluate *BT-1501* in patients with advanced metastatic *APC*^{mut} CRC who have received 1st and 2nd lines of standard-of-care chemotherapies.



SCIENCE IN MOTION.
IMPACT IN PROGRESS.
Advancing TASIN Precision Medicines for APC^{mut} Colorectal Cancer
$20M total funding to date
Composition of Matter and Method of Use Patents
Platform with Validated Targets in Oncology & Neurology
BARRICADE THERAPEUTICS

THE PROBLEM



COLORECTAL CANCER KILLS 50% OF PATIENTS.
80% of patients lack effective treatment options.
Barricade is developing a targeted solution.
BARRICADE THERAPEUTICS

Colorectal Cancer is a Rising Health Concern

As of 2024 in the U.S. there were **152,810 new cases of CRC** and **53,010 deaths**. Globally, in 2024, there were **1.9 million new cases of CRC** with **935,000 deaths**.

20% of U.S. CRC patients present with Stage IV metastatic colorectal cancer and only **8%** of metastatic CRC patients survive 5 years.

***Additional Source**

Rising Global Burden

CRC cases are expected to exceed **2.2 million** globally by **2030**, driven by population aging, diet, environmental exposures, disparities in screening, and changing microbiome profiles.

By 2040, the number of CRC cases is expected to **increase to 206,000 new cases in the U.S.** and **3,200,000 new cases globally**.

The number of deaths associated with these cases in the U.S. and globally is estimated to increase to 80,000 and 1,600,000; respectively.



Colorectal Cancer: A Rising Concern
Global cases projected to surge through 2040.
In 2024, colorectal cancer accounted for 1.9 million cases and approximately 935,000 deaths worldwide. In the U.S., there were 152,000 new cases and about 53,000 deaths.
By 2040, global cases are projected to reach 3.2 million with 1.6 million deaths. U.S. cases are expected to rise to 206,000 with 80,000 associated deaths. Early-onset colorectal cancer continues to grow rapidly.
1.9M Cases Worldwide
2024
1.9M Cases Worldwide
~935K Deaths
• 152K U.S. cases
• ~53K U.S. deaths
• CRC is the second most lethal cancer globally
• Early-onset CRC continues rising
3.2M Cases Worldwide
2040
3.2M Cases Worldwide
~1.6M Deaths
• 206K U.S. cases (projected)
• ~80K U.S. deaths (projected)
• CRC expected to remain the second most lethal cancer globally
• Early-onset CRC projected to continue rising

Increasing Early-Onset Colorectal Cancer (EOCRC)

CRC is rapidly increasing in adults under 50 years of age. By **2030**, early-onset CRC is forecasted to represent **15% of all CRC cases**.

CRC CLASSIFICATIONS & BARRICADE'S TARGET CRC PATIENT POPULATION

1. MSS / CIN Pathway (~85% of CRC)

The majority of CRC cases arise from microsatellite-stable (MSS), chromosomal-instability (CIN) tumors. Current treatments rely on chemotherapy ± targeted agents (e.g., 5-fluoruracil, oxaliplatin, irinotecan ± Avastin or Erbitux). Many patients ultimately progress after first- and second-line therapy.

2. MSI-H / dMMR (~15% of CRC)

Approximately 15% of CRC cases arise from Microsatellite Instability with DNA mismatch repair CRC (MSI-H / dMMR) and these patients are candidates for Checkpoint inhibitor drugs (e.g., PD-1, PD-L1 inhibitors) that show benefit in this subgroup. Checkpoint inhibitor drugs are not effective in MSS / CIN CRC cases.


BARRICADE THERAPEUTICS
THE COLORECTAL CANCER (CRC) PATIENT *Landscape*
Barricade's **BT-1501** will target the majority of MSS / CIN and *APC*^{mut} positive patients
MSS / CIN: microsatellite stable / chromosomal instability

**BT-1501 is an investigational drug candidate and has not been approved by the FDA. Statements regarding patient populations and potential targeting are based on preclinical research and scientific hypotheses and may not be borne out in clinical trials.*

APC^{mut} COLORECTAL CANCER IS PRESENT IN ~80% OF PATIENTS

The normal *Adenomatous Polyposis Coli (APC)* gene is a tumor suppressor and maintains a healthy colon; whereas the **mutated *APC* gene** (***APC***^{mut}) occurs early in cancer development and drives downstream genetic changes (e.g., *KRAS, TP53, SMAD4, PIK3CA, BRAF*) resulting in colorectal cancer and spread (metastasis) of CRC in patients. This makes ***APC***^{mut} **a strategic and broad therapeutic target**.


APC is the "Gate Keeper" for a healthy colon
Trisomy 7, 5q
Genomic Instability, 18q
Trisomy 20, 17p
Normal Epithelium
Aberrant Crypts
Early Adenoma
Intermediate Adenoma
Late Adenoma
Carcinoma
Metastasis
APC
KRAS
SMAD4
TP53
Other alterations

OUR SOLUTION

BT-1501— An Oral, Once-Daily Investigational Therapy


Developing an Oral Tablet Designed for Targeted Delivery
Colorectal Cancer
BARRICADE'S BT-1501
BARRICADE
BT-1501
BT-1501 has shown tumor-targeting and cell-disruption activity in preclinical studies and is being developed as an oral tablet intended to act at the origin of tumor growth.
BARRICADE THERAPEUTICS

BT-1501 targets tumor cells with ***APC* mutations** by inhibiting **Emopamil Binding Protein (EBP)**.

APC^{mut} tumor cells exhibit unique vulnerabilities; in preclinical models, TASIN compounds selectively killed advanced *APC*^{mut} cells which also harbor *TP53*, *PIK3CA*, *KRAS* or *BRAF* mutations through a synthetic-lethal mechanism.

PRECLINICAL EVIDENCE

Tumor Growth Inhibition (TGI) in advanced CRC animal models: 63–74% TGI

In mouse models of advanced colorectal cancer carrying key mutations seen in patients (*APC*, *KRAS*, *TP53*, *PIK3CA*, *BRAF*), Barricade's TASIN compounds reduced tumor growth by 63%–74%. This was equal to or better than currently approved chemotherapy such as 5-FU/fluorouracil (37% tumor growth reduction) and cetuximab (50% tumor growth reduction).

Genetically Engineered Mouse Models Expressing the *APC* mutation (*CPC;Apc*)



TASIN DRIVES SIGNIFICANT TUMOR GROWTH INHIBITION
Validation in Human-Relevant Genetic Mouse Model of Colorectal Cancer
TASIN – TREATED CPC;Apc MOUSE
Healthy translucent colon with a few, small pink polyps (red arrows)
UNTREATED CPC;Apc MOUSE
Many large pink polyps (red arrows)
CDX2P-NLS Cre;Apc+/loxP (CPC;Apc)
HUMAN-RELEVANT GENETIC MOUSE MODEL OF CRC
• CPC;Apc mouse colorectal tumors show 90% genetic similarity to human CRC
• CPC;Apc mice lack APC tumor suppression, a key driver of CRC in humans
• 7 studies with TASIN drugs showed 40–60% tumor growth inhibition
• 60% tumor growth inhibition also shown in CPC;Apc mice on high-fat diet
BT-1501 PRECLINICAL VALIDATION
• BT-1501 showed ~60% reduction in polyps/tumors
• Same mechanism vs other TASIN drugs
• Preclinical proof-of-concept established
• Drives clinical translation confidence
BARRICADE THERAPEUTICS

In *CPC;Apc* mice, a genetic mouse model, whose genetics are about 80% similar to human colorectal cancer, BT-1501 reduced tumor growth by 40%–60% compared with mice that didn't receive treatment.

(Preclinical results do not guarantee clinical outcomes.)

HOW *BT-1501* WORKS

_BT-1501_ Targets CRC Cell's Vulnerability Resulting in Synthetic Lethality / Death of the CRC cell

Preclinical data show that TASIN drugs, including *BT-1501*, selectively kill *APCmut* cancer cells by inhibiting Emopamil Binding Protein (EBP). Because of their dysfunctional cellular architecture, these colorectal cancer cells cannot mount an effective compensatory response. As a result, *BT-1501*–mediated EBP inhibition induces cellular stress that ultimately triggers apoptosis, or programmed cell death.



BT-1501 — MECHANISM OF ACTION
1.
Patient takes BT-1501 (once-daily oral tablet)
• Oral delivery improves patient convenience and compliance.
• BT-1501 enters systemic circulation and reaches APC^{mut} CRC cells.
ADMINISTRATION
TARGETING
CELL DEATH
BT-1501
HOW IT WORKS
Nucleus
Inhibits EBP
Cholesterol
2.
BT-1501 Targets APC^{mut} Colorectal Cancer Cells
• BT-1501 binds and inhibits Emopamil Binding Protein (EBP).
• Disrupts sterol production essential for APC^{mut} CRC cell survival.
• Exploits APC^{mut} defects — fragmented Golgi, disorganized microtubules — driving cells into instability.
3.
BT-1501 Induces Programmed CRC Cell Death (Apoptosis)
• ER stress intensifies, as shown by rising reactive oxygen species (ROS), increased JNK phosphorylation (JNK-p), and reduced Akt activity.
• Ultimately driving the cancer cell into apoptosis.

**These findings are based on preclinical laboratory and animal studies. BT-1501 is an investigational drug candidate and has not been evaluated for safety or effectiveness in humans, and there can be no assurance that these results will translate into clinical benefit.*

MARKET OPPORTUNITY IN CRC



A $13B GLOBAL MARKET
GROWING WITH UNMET NEED
1,900,000 NEW CASES • 935,000 DEATHS ANNUALLY

Source

Illustrative Market Context in the United States

BT-1501 is being developed to target *APC*-mutant colorectal cancer, which represents a substantial portion of the CRC patient population.

Any potential commercial opportunity for BT-1501 would depend on a number of factors, including successful completion of clinical trials, FDA approval, physician adoption, reimbursement, competitive dynamics, and pricing.

For illustrative purposes only, internal modeling assumes:

1. Approximately 36,000 Stage IV CRC patients annually in the United States
2. An estimated annual per-patient treatment cost comparable to existing therapies
3. Based on these assumptions, and only if BT-1501 were to receive FDA approval and achieve meaningful market adoption, such modeling suggests a potential annual peak U.S. sales opportunity of approximately $1.8 billion. These estimates are hypothetical, highly uncertain, and should not be viewed as forecasts or indicators of likely results. Early-stage biotechnology investments involve significant risk, including the risk that a product candidate may never generate revenue.



MARKET SIZING FOR COLORECTAL CANCER THERAPIES AND BT-1501 (IF APPROVED)
Competing alongside blockbuster therapies in colorectal cancer.
BARRICADE
$2.06B
$2.62B
$1.94B
$1.16B
$1.80B2
Avastin (VEGF Inhibitor)
Keytruda (PD-1 Inhibitor)
Erbitux (EGFR Inhibitor)
Vectibix (EGFR Inhibitor)
BT-1501 (EBP Inhibitor)
Footnotes / Assumptions
1 Source: Global Data estimates through 2025
2 Conservative est. 36,000 Stage IV patients/year in U.S.
U.S. Colorectal Sales of BT-1501 1
• 2023 U.S. estimates: $5.35B
• 2040 U.S. estimates: $7.2B
Worldwide Colorectal Sales of BT-1501 1
• 2023 Global estimates: $67.5B
• 2040 Global estimates: $112B
Pricing Estimates2:
• BT-1501 used in all stages of CRC
• Treatment costs: $50K/patient/year

BT-1501 is an investigational drug candidate and has not been approved by the FDA. The figures shown are illustrative estimates based on third-party market data and internal assumptions and do not represent actual or projected sales. There can be no assurance that BT-1501 will be successfully developed, approved, or commercialized, or that it will achieve any level of market adoption or revenue.

FUTURE STRATEGIES

The Company is in the early stages of research and development and has not yet filed an Investigational New Drug (IND) application with the FDA. The Company has completed animal testing, however there is no assurance that it will progress to clinical trials or achieve any regulatory milestones.

Any discussion of potential “exit opportunities” (such as acquisition, licensing arrangements, or an IPO) should be considered highly speculative. These types of transactions in the biopharmaceutical industry generally occur only after a drug candidate has achieved significant clinical validation, typically in Phase 2 or later. The Company has not reached those stages, and there are no current plans, discussions, or negotiations related to any such exit.

From time to time, larger pharmaceutical companies acquire or license late-stage oncology assets that have demonstrated meaningful clinical results. For example, Takeda licensed Fruzaqla® and Bristol Myers Squibb acquired Mirati Therapeutics. These transactions are historical examples only and do not imply that our program will follow a similar path or achieve similar results.

Investors should not assume that any acquisition, partnership, licensing deal, IPO, or other liquidity event will ever occur.



Examples of Pharmaceutical Transactions in Metastatic Colorectal Cancer
Illustrative, historical transactions shown for general industry context
Deal Scope
FRUZAQLA (fruquintinib) — VEGFR 1/2/3 inhibitor
Refractory mCRC & all indications
WW rights outside China, Hong Kong & Macau
Deal Scope
BMS acquired Mirati's KRAS^{G12C} inhibitor, Krazati (adagrasib) for NSCLC, FDA-approved
Krazati + Erbitux for CRC, FDA-approved (3% of CRC popl'n)
MRTX1719 potential first-/best-in-class potent selective PRMT5/MTA inhibitor (P1 data)

The transactions shown above involve late-stage or FDA-approved drug candidates with established clinical data and commercial traction. These examples are provided solely for general industry context and do not reflect the stage, risk profile, or prospects of Barricade Therapeutics or its investigational product candidates. There can be no assurance that Barricade will achieve similar outcomes, enter into comparable transactions, or generate any acquisition or partnership interest. These transactions illustrate the strong interest from major pharmaceutical companies in later-line CRC assets.

COMPETITION & DIFFERENTIATION

Barricade’s *BT-1501* direct competition is third-line CRC therapies which currently generate revenue of **~$2 billion annually**.

Barricade’s Phase-1 Ready, BT-1501 vs Approved 3rd Line Drugs for CRC

Drug / Stage of Dev.	BT-1501 Phase 1-ready	FRUZAQLA (fruquintinib) Approved / Combination[2]	Lonsurf (trifluridine/ tipiracil) Approved[3]	Stivarga® (regorafenib) Approved	KRAZATI (adragrasib) Approved / Combination[4]	LUMAKRAS (sotarasib) Approved / Combination[5]	BRAFTOVI (encorafenib) Approved / Combination[6]
Target Mutation	*APC*^{mut}	N/A	N/A	N/A	*KRAS*^{G12C}	*KRAS*^{G12C}	*BRAF*^{V600E}
Prevalence in CRC Patients	~80%	N/A	N/A	N/A	~3-4%	~3-4%	~10%
Mechanism / Line of Treatment	EBP Inh. 3rd	VEGFR Inh. 3rd	Nucleoside Inh. 3rd	Kinase Inh. 3rd	RAS Inh. 3rd	RAS Inh. 3rd	Kinase Inh. 3rd
Oral Formulation	Yes	Yes	No	Yes	Yes	Yes	Yes
Safety / Adverse Effect Profile[7]	Based on animal tox, estimated to be Safe[1]	Highly Toxic (hemorrhage, G.I. perforation, liver tox, infections)	Highly Toxic (myelosuppression, pancytopenia, n/v/d)	Highly Toxic (hemorrhage, hand-foot skin rxn. (HFSR), Liver Tox-Black Box)	G.I.: n/v/d QTc Interval Prolongation	Rash, dry skin, stomatitis, liver tox, Interstitial lung Dis (ILD)	Cardiomyopathy, DVT, ILD, hemorrhage, rhabdomyolysis, liver, ocular, tox
Objective Response Rate (ORR)	Projected > 25%	< 10%	< 10%	< 10%	30-40%	30-40%	61%

1. Clinical safety profile of Sumitomo’s EBP inhibitor, DSP-0390 in Phase 1
2. Typically combined with other 3rd line agents
3. LONSURF + bevacizumab (Avastin) or other 3rd line agents
4. KRAZATI + cetuximab (Erbitux)
5. LUMAKRAS + panitumumab (Vectibix)
6. BRAFTOVI + cetuximab (Erbitux) for mCRC or binimetinib (Mektovi) for melanoma
7. G.I.: gastrointestinal, n/v/d: nausea/vomiting/diarrhea, DVT: distal venous thrombosis, ILD: Interstitial Lung Disease

2

Disclaimer: This comparison is for general informational purposes only and is based on publicly available data. It does not imply that our program will achieve similar results, reach the same development stages, or receive FDA approval. Our program is in early development and subject to significant scientific, regulatory, and clinical risks.

KRAS^{G12C} inhibitors (targeting less than 5% of CRC patients positive for *KRASG12C*) generated ~$400 million in 2024, with projections approaching ~$2 billion by 2030.

Ref: https://www.globenewswire.com/news-release/2025/04/16/3062463/28124/en/KRAS-Inhibitors-Market-Research-and-Forecasts-2025-2030-Lumakras-Krazati-Dupert-Anfangning-Drug-Sales-Patent-Price-Clinical-Trials-Insights.html?utm_source=chatgpt.com)

The graphic below summarizes the prevalence of the most common molecularly defined CRC subtypes alongside available approved targeted therapies, underscoring *APC*-mutant CRC as the largest genetically defined patient population lacking an approved targeted treatment.

BARRICADE THERAPEUTICS

APC-Mutant CRC: The Largest White-Space Opportunity

Target Driven Biomarkers	Patient Mutation Prevalence	Approved Targeted Therapies	Key Points
KRAS-mutant CRC (*KRAS*$^{G12C\ mut}$)	~3-5%	• Sotorasib (Lumakras) • Adagrasib (Krazati)	Multiple approved KRAS inhibitors (*KRAS*^{G12C} focused)
BRAF-mutant CRC (*BRAF V600E*)	~8-10%	• Encorafenib + Cetuximab	BRAF V600E - Approved combination regimen: Encorafenib + Cetuximab
HER2-positive CRC	~2-4%	• Trastuzumab + Tucatinib • Trastuzumab deruxtecan (Enhertu-ADC)	HER2-directed antibody-based and ADC strategies
MSI-H / dMMR CRC	~5-15%	• Pembrolizumab (Keytruda) • Nivolumab (Opdivo) • Ipilimumab (often with Opdivo)	Immune Checkpoint blockade-responsive subgroup of patients
APC-mutant CRC (EBP Inhibition)	~80%	**No approved targeted therapies** • Barricade's BT-1501 in development	Major unmet need; Large white-space opportunity

APC^{mut} CRC remains the dominant underserved genetic population with no approved targeted therapies representing a major precision oncology white space.

Mutation prevalence estimates are based on published genomic analyses of colorectal cancer patient populations and may vary by study and disease stage. Approved targeted therapies are based on current FDA-approved indications as of 2026. APC-mutations are present in approximately 70–80% of colorectal cancers and currently have no FDA-approved targeted therapies. References:

We believe *BT-1501* addresses a much larger population (*APCmut* ~80%) and for example of a combination treatment, patients that present with *APCmut* + *KRAS/KRASG12C* mutations, there is the potential for a combination strategy to target these advanced cancers from more than one angle for improved patient outcomes.

Additional validation of Barricade's approach is supported by the clinical progress of **Sumitomo Pharma's DSP-0390**, an oral EBP inhibitor that has demonstrated favorable safety, PK/PD, target engagement, and early signs of clinical activity in patients with high-grade glioma (brain cancer).


BARRICADE
Clinical Competition / Competitive Landscape:
Biomarker/Target-Driven Approach in Oncology
Emopamil Binding Protein (EBP) Inhibitor in Clinical Development
Sumitomo Pharma
DSP-0390, an Oral EBP Inhibitor, in Patients with Recurrent High-Grade Glioma: A First-in-Human, Phase 1 Study[1]
Safety, tolerability, and pharmacokinetics demonstrated
No Serious Adverse Events (SAEs) reported
Target Engagement Biomarker; dose-proportional response confirmed
Two patients with IDH mutant grade 3 glioma had tumor reduction and remain on DSP-0390 for ≥9 months.
DSP-0390 in Combination With Atezolizumab for Small Cell Lung Cancer[2]
Phase 1b study with a safety lead-in evaluating the safety and preliminary efficacy of DSP-0390 in combination with atezolizumab in patients with extensive stage small cell lung cancer (ES-SCLC)
Estimated trial start: July 2026
Although Barricade is not competing directly with DSP-0390, Sumitomo's clinical progress validates:
EBP inhibitor Safety, PK/PD and well-tolerated in patients,
Validates EBP as a druggable target in oncology,
While Barricade's BT-1501 is uniquely positioned to become the first precision therapy for APC-mutant colorectal cancer (CRC).
Relevant Key Points:
1. Barricade is targeting 80% of the CRC population.
2. BT-1501 + targeted agents for ↑ efficacy.
3. Barricade holds issued Composition of Matter & Method of Use patents; protecting the TASIN EBP inhibitor portfolio in CRC.
2. clinicaltrials.gov

While not a direct competitor, DSP-0390 provides independent validation that **EBP is a safe and druggable oncology target**, helping to de-risk Barricade's development strategy. Barricade's BT-1501 remains uniquely focused on *APC*-mutant colorectal cancer, a genetically defined population representing approximately **80% of CRC patients** with **no approved targeted therapies**.

Key Takeaway: External clinical validation of EBP strengthens confidence in Barricade's platform, while BT-1501 is positioned to potentially become the first targeted therapy for *APC*-mutant CRC—the largest underserved genetic subgroup in colorectal cancer.

CRC MARKET STRATEGY & TASIN PLATFORM EXPANSION

Initial indication: **Stage IV *APCmut* CRC in patients who have progressed after 1st and 2nd lines of standard of care chemotherapies**.

Potential Advantages include:

1. Once-daily oral dosing
2. Potential for combination therapy
3. Longer term: movement into earlier stages of CRC, combination with chemotherapy or targeted agents such as *KRAS* inhibitors.


A Growing Market with Massive Unmet Need
Expanding opportunities across colorectal cancer, metastatic CRC, and FAP treatment markets — projected to exceed $20 billion by 2030.
$20B+
15% CAGR
5.1% CAGR
$13B
Total Market Potential
Colorectal cancer, metastatic CRC, and FAP treatment markets combined, projected to exceed $20 billion by 2030[1].
Fastest-Growing Segment
FAP treatment market growing rapidly through 2032, representing the most dynamic colorectal opportunity[3].
Metastatic Growth Rate
Sustained growth driven by lack of curative therapies in colorectal cancer[2].
Colorectal Cancer Market
Represents the largest segment with persistent unmet medical need[1].
[1] Expert Market Research, 2024 | [2] Fact.MR | [3] Data Bridge Market Research
CRC = colorectal cancer; FAP = familial adenomatous polyposis; CAGR = compound annual growth rate.

Platform Expansion will encompass the development of additional TASIN assets in Oncology, specifically targeting neuroblastoma and hepatocellular carcinoma. Barricade also plans to position *BT-1501* in a prevention Phase 2 study in patients diagnosed with *Familial Adenomatous Polyposis Coli* (FAP), a genetic/hereditary condition where people are born with mutations to the *APC* gene and have a 100% chance of developing CRC later in life.

In Neurology, Barricade's TASIN drugs have also shown preclinically to have a biologic effect in models of neurodegenerative disease such as multiple sclerosis.



OUR PATH TO BREAKTHROUGHS
PROJECTED DEVELOPMENT TIMELINE THROUGH 2031
BARRICADE
PROGRAM ACTIVITY
2024 / 2025
2026
2027
2028
2029
2030
2031
BT-1501 in Stage IV Advanced Colorectal Cancer (CRC)
(LEAD PROGRAM)
BT-1501 GMP Manufacturing
GLP Toxicology
Pre-IND
IND
Phase 1a Study
Phase 1b Study
Phase 2 Study
Phase 3 Study
NDA Filing
New TASIN Analog - Neuroblastoma / Lymphoma Target Indication TBD
New TASIN Analog - Neuroblastoma / Lymphoma—Development
IND
Phase 1 – TASIN Second Cancer Indication
New TASIN Analog - Multiple Sclerosis (MS)
New TASIN Analog - Multiple Sclerosis (MS)
IND
Phase 1 - TASIN in MS
*BT-1501 in Familial Adenomatous Polyposis (FAP)
IND
BT-1501 FAP Phase 2 Study
Planned Development
In Progress
Completed
GMP = Good Manufacturing Process GLP = Good Laboratory Practice IND = Investigational New Drug application NDA = New Drug Application

There can be no assurance that the Company will achieve any particular development milestone, that sufficient funding will be available to advance its programs, or that any product candidate will ultimately receive regulatory approval or be commercialized.

WHY INVEST



BARRICADE
THERAPEUTICS
WHY INVEST
Four pillars driving Barricade's impact and future potential in treating life-threatening diseases
BT-1501 HUMAN TRIAL READINESS
Positive FDA feedback following Pre-IND meeting (Q2 2025)
IND-ready CRC program with BT-1501
Anticipated human Phase 1 trial start 2H 2026
MARKET OPPORTUNITY
Large, validated CRC market with significant unmet need
First potential treatment targeting APC CRC
Potentially advance to all stages of APC CRC
SCIENTIFIC STRENGTH
Exclusive TASIN / EBP inhibitor platform with IP protection through 2039
Strong preclinical validation across advanced CRC models
Expansion potential into oncology & neurology (incl. pediatric neuroblastoma & MS)
LEADERSHIP & FUNDING
150+ years combined drug development leadership
$17M non-dilutive CPRIT + $3.15M private funding including ACS | BrightEdge
Capital-efficient development model

- **Large, validated market with major unmet need in Colorectal Cancer (CRC)**
- **Exclusive license** to TASIN/EBP inhibitor platform → IP protection through **2039**
- **Encouraging preclinical data** with consistent TGI in multiple advanced CRC models
- **IND-ready program**, with anticipated IND submission & Phase 1 trial start in Q2 2026 and 2H 2026; respectively.
- **Expansion potential** into additional oncology and neurology indications
- **Experienced leadership & advisors**150+ years combined drug development experience, Multiple INDs, FDA submissions, major exits
- **Capital-efficient model**, bolstered by $17M CPRIT non-dilutive funding & American Cancer Society | BrightEdge Fund investments
- **First-mover advantage** targeting APC^{mut} CRC

**The statements above include forward-looking statements based on current expectations, assumptions, and preclinical data. BT-1501 and TASIN compounds are investigational drug candidates that have not been approved by the FDA. Market opportunity, development timelines, regulatory outcomes, and potential expansion into additional indications are subject to significant scientific, regulatory, and financial uncertainty, and there can be no assurance that any of these objectives will be achieved.*

INTELLECTUAL PROPERTY


BARRICADE THERAPEUTICS
STRONG GLOBAL IP POSITION
Patents extend to 2039, protecting composition of matter, method of use, and future innovations.
Legal due diligence supports freedom to operate with BT-1501

Barricade holds global rights for its TASIN (Truncated *APC* Selective Inhibitors) / EBP inhibitor compound portfolio under an exclusive license covering issued Composition of Matter and Method of Use patents which are nationalized in key global markets. IP is protected through 2039 which also includes extension opportunities. This IP estate provides broad protections for applications of the TASIN platform including *BT-1501* in CRC.

TRACTION TO DATE

The Company has secured **$17 million in non-dilutive funding** awarded from the Cancer Prevention & Research Institute of Texas (CPRIT), supplemented by support from the American Cancer Society's BrightEdge Fund, bringing **total financing to more than $20 million** to date. CPRIT funding is awarded in tranches, is subject to ongoing program milestones, and requires the Company to provide matching capital, and there can be no assurance that all committed amounts will be received. Please review our offering materials for more details on this funding.

The team has completed **GLP toxicology studies** and **CMC manufacturing activities** in preparation for an upcoming IND submission and has received **constructive Pre-IND guidance from the U.S. FDA**. The Company has advanced ***BT-1501* as its lead clinical candidate** for the potential treatment of advanced *APC*-mutant (*APC*^{mut}) colorectal cancer.

Under the current development plan, the company anticipates **submitting an IND in the second quarter of 2026**, with the goal of initiating a **Phase 1 clinical trial in the second half of 2026**, subject to receipt of required funding and regulatory clearance.

The company is also **expanding its Scientific Advisory Board**, which now includes leading gastrointestinal oncologists and cancer researchers affiliated with the **Translational Genomics Research Institute (TGen)** and **The University of Texas Southwestern (UTSW) Medical Center.** The Company will require additional financing to advance BT-1501 through clinical development.


SCIENCE THAT EARNED ITS MILESTONES
CPRIT
BARRICADE
BT-1501
BARRICADE'S BT-1501
2025
$14M CPRIT Award
Largest Awardee in Cohort
$3M CPRIT Award in 2020
2025
Preclinical Proof of Concept
63% - 74% Tumor Growth Inhibition in advanced models of CRC
2025 → 2026
Preparing IND Filing
Target 2Q 2026
2026 → 2027
Clinical Trial Initiation
(projected milestone)

ABOUT

HEADQUARTERS

1120 South Freeway, Suite 103
Fort Worth, TX 76104

WEBSITE

View Site

A preclinical-stage biotechnology company developing BT-1501, an oral investigational therapy designed for APC-mutant colorectal cancer — a mutation commonly found in ~80% of CRC patients. Backed by $17 million in non-dilutive funding from the Cancer Prevention & Research Institute of Texas (CPRIT) and support/investment from the American Cancer Society, Barricade is preparing for first-in-human studies.

TERMS

Barricade Therapeutics

Overview

INTEREST RATE
8.0%

VALUATION CAP
$18M

MATURITY DATE
Jan 30, 2028

FUNDING GOAL
$20K - $1.24M

A New Era in Colorectal Cancer Therapy

A preclinical-stage biotechnology company developing BT-1501, an oral investigational therapy designed for APC-mutant colorectal cancer — a mutation commonly found in ~80% of CRC patients.

Backed by $17 million in non-dilutive funding awarded from the Cancer Prevention & Research Institute of Texas (CPRIT) and support/investment from the American Cancer Society, Barricade is preparing for first-in-human studies.

Invest Now

OUR MISSION

Restoring hope for the majority of colorectal cancer patients with APC-mutant colorectal cancer not responding to existing treatments.

~80%	$17M	$20M+	2026	2039
of CRC patients carry the APC mutation	non-dilutive CPRIT funding awarded	total financing to date	planned Phase 1 trial start	IP protection through

REASONS TO INVEST

A first-in-class approach to the largest underserved subgroup in colorectal cancer.

1

Barricade Therapeutics is developing first-in-class therapies for colorectal cancer (CRC), focusing on APC-mutant (APCmut) tumors that represent roughly 80% of all CRC cases—a large and underserved patient population. Our lead candidate, BT-1501, is an oral, once-a-day tablet—small molecule investigational drug that targets EBP, a recently validated cancer target, and is now IND-ready with a planned Phase 1 human clinical trial start in 2026 (subject to regulatory clearance, funding availability, and clinical readiness).

2

The colorectal cancer treatment market is approximately $13 billion today and is projected to reach $20 billion by 2030 (Source), driven by high and increasing cases of CRC, a growing biomarker-defined patient population, and a rising number of early-onset CRC cases affecting younger adults.

3

Barricade is led by a management team with more than 150 years of combined biopharmaceutical development experience with multiple FDA submissions. The company has raised $20 million in a mix of non-dilutive funding and private investment. The lead CRC program has earned support from leading institutions, including the American Cancer Society's BrightEdge Fund and The Cancer Prevention Research Institute of Texas (CPRIT).

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THE PITCH

Exploiting a specific vulnerability in colorectal cancer

Barricade Therapeutics is developing BT-1501, an oral investigational therapy designed to exploit a specific vulnerability in colorectal cancer: APC mutation/truncation (APC^{mut}) — present in ~80% of CRC patients. These patients make up a large subset that often do not respond to current therapies.

With **$17 million in non-dilutive funding** awarded from the Cancer Prevention and Research Institute of Texas (CPRIT) and further supported via investment from the **American Cancer Society BrightEdge Fund,** the company is positioned to advance one of the field's most promising targeted approaches for CRC, including rare genetic conditions such as **Familial Adenomatous Polyposis (FAP).**

In its planned **Phase 1 clinical trial**, Barricade will evaluate BT-1501 in patients with advanced metastatic APCmut CRC who have received 1st and 2nd lines of standard-of-care chemotherapies.


SCIENCE IN MOTION.
IMPACT IN PROGRESS.
Advancing TASIN Precision Medicines for APCmut Colorectal Cancer
$20M total funding to date
Composition of Matter and Method of Use Patents
Platform with Validated Targets in Oncology & Neurology
BARRICADE THERAPEUTICS


COLORECTAL CANCER KILLS 50% OF PATIENTS.
80% of patients lack effective treatment options.
Barricade is developing a targeted solution.

THE PROBLEM

Colorectal Cancer is a Rising Health Concern*

As of 2024 in the U.S.** there were **152,810 new cases of CRC** and **53,010 deaths.** Globally, in 2024, there were **1.9 million new cases of CRC** with **935,000 deaths**.

20%	8%
of U.S. CRC patients present with Stage IV metastatic colorectal cancer	of metastatic CRC patients survive 5 years

Rising Global Burden

CRC cases are expected to exceed **2.2 million** globally by **2030**, driven by population aging, diet, environmental exposures, disparities in screening, and changing microbiome profiles.

By 2040, the number of CRC cases is expected to **increase to 206,000 new cases in the U.S.** and **3,200,000 new cases globally**. The number of deaths associated with these cases in the U.S. and globally is estimated to increase to 80,000 and 1,600,000; respectively.

*https://colorectalcancer.org/article/acs-releases-colorectal-cancer-estimates-2024
**https://www.nature.com/articles/nrd.2016.247.pdf
Addition Source: https://www.sciencedirect.com/science/article/pii/S1533002820301043

Increasing Early-Onset Colorectal Cancer (EOCRC)

CRC is rapidly increasing in adults under 50 years of age. By 2030, early-onset CRC is forecasted to represent **15% of all CRC cases**.

15% of all CRC cases forecasted to be early-onset by 2030

CRC CLASSIFICATIONS

CRC Classifications & Barricade's Target CRC Patient Population

~85% of CRC

1. MSS / CIN Pathway

The majority of CRC cases arise from microsatellite-stable (MSS), chromosomal-instability (CIN) tumors. Current treatments rely on chemotherapy ± targeted agents (e.g., 5-fluoruracil, oxaliplatin, irinotecan ± Avastin or Erbitux). Many patients ultimately progress after first- and second-line therapy.

~15% of CRC

2. MSI-H / dMMR

Approximately 15% of CRC cases arise from Microsatellite Instability with DNA mismatch repair CRC (MSI-H / dMMR) and these patients are candidates for Checkpoint inhibitor drugs (e.g., PD-1, PD-L1 inhibitors) that show benefit in this subgroup. Checkpoint inhibitor drugs are not effective in MSS / CIN CRC cases.

THE TARGET

APC^{mut} Colorectal Cancer is Present in ~80% of Patients

The normal Adenomatous Polyposis Coli (APC) gene is a tumor suppressor and maintains a healthy colon; whereas the mutated APC gene (APC^{mut}) occurs early in cancer development and drives downstream genetic changes (e.g., KRAS, TP53, SMAD4, PIK3CA, BRAF) resulting in colorectal cancer and spread (metastasis) of CRC in patients. This makes APC^{mut} a strategic and broad therapeutic target.



APC is the "Gate Keeper" for a healthy colon
Trisomy 7, 5q
Genomic Instability, 18q
Trisomy 20, 17p
Normal Epithelium
Aberrant Crypts
Early Adenoma
Intermediate Adenoma
Late Adenoma
Carcinoma
Metastasis
APC
KRAS
SMAD4
TP53
Other alterations

OUR SOLUTION

BT-1501 – An Oral, Once-Daily Investigational Therapy

BT-1501 targets tumor cells with **APC mutations** by inhibiting **Emopamil Binding Protein (EBP)**.

APC^{mut} tumor cells exhibit unique vulnerabilities; in preclinical models, TASIN compounds selectively killed advanced APC^{mut} cells which also harbor TP53, PIK3CA, KRAS or BRAF mutations through a synthetic-lethal mechanism.



Developing an Oral Tablet Designed for Targeted Delivery
Colorectal Cancer
BARRICADE'S BT-1501
BT-1501 has shown tumor-targeting and cell-disruption activity in preclinical studies and is being developed as an oral tablet intended to act at the origin of tumor growth.
BARRICADE THERAPEUTICS

PRECLINICAL EVIDENCE

63–74%

Tumor Growth Inhibition (TGI) in advanced CRC animal models

In mouse models of advanced colorectal cancer carrying key mutations seen in patients (APC, KRAS, TP53, PIK3CA, BRAF), Barricade's TASIN compounds reduced tumor growth by 63%–74%. This was equal to or better than currently approved chemotherapy such as 5-FU/fluorouracil (37% tumor growth reduction) and cetuximab (50% tumor growth reduction).

Genetically Engineered Mouse Models Expressing the APC mutation (CPC;Apc)

In CPC;Apc mice, a genetic mouse model, whose genetics are about 80% similar to human colorectal cancer, BT-1501 reduced tumor growth by 40%–60% compared with mice that didn't receive treatment.

(Preclinical results do not guarantee clinical outcomes.)

HOW BT-1501 WORKS

BT-1501 Targets CRC Cell's Vulnerability Resulting in Synthetic Lethality (Death of the CRC Cell)

Preclinical data show that TASIN drugs, including BT-1501, selectively kill APC^{mut} cancer cells by inhibiting Emopamil Binding Protein (EBP). Because of their dysfunctional cellular architecture, these colorectal cancer cells cannot mount an effective compensatory response. As a result, BT-1501-mediated EBP inhibition induces cellular stress that ultimately triggers apoptosis, or programmed cell death.

**These findings are based on preclinical laboratory and animal studies. BT-1501 is an investigational drug candidate and has not been evaluated for safety or effectiveness in humans, and there can be no assurance that these results will translate into clinical benefit.*



BT-1501 — MECHANISM OF ACTION
1.
Patient takes BT-1501 (once-daily oral tablet)
ADMINISTRATION
BT-1501
HOW IT WORKS
TARGETING
CELL DEATH
2.
BT-1501 Targets APC^{mut} Colorectal Cancer Cells
3.
BT-1501 Induces Programmed CRC Cell Death (Apoptosis)

MARKET OPPORTUNITY IN CRC

Illustrative Market Context in the United States

BT-1501 is being developed to target APC-mutant colorectal cancer, which represents a substantial portion of the CRC patient population.
Any potential commercial opportunity for BT-1501 would depend on a number of factors, including successful completion of clinical trials, FDA approval, physician adoption, reimbursement, competitive dynamics, and pricing.



MARKET SIZING FOR COLORECTAL CANCER THERAPIES AND BT-1501 (IF APPROVED)
Competing alongside blockbuster therapies in colorectal cancer.
BARRICADE
$2.06B
$2.62B
$1.94B
$1.16B
$1.80B
Avastin (VEGF Inhibitor)
Keytruda (PD-1 Inhibitor)
Erbitux (EGFR Inhibitor)
Vectibix (EGFR Inhibitor)
BT-1501 (EBP Inhibitor)

FOR ILLUSTRATIVE PURPOSES ONLY, INTERNAL MODELING ASSUMES:

1 Approximately 36,000 Stage IV CRC patients annually in the United States.

2 An estimated annual per-patient treatment cost comparable to existing therapies.

3 Based on these assumptions, and only if BT-1501 were to receive FDA approval and achieve meaningful market adoption, such modeling suggests a potential annual peak U.S. sales opportunity of approximately $1.8 billion. These estimates are hypothetical, highly uncertain, and should not be viewed as forecasts or indicators of likely results. Early-stage biotechnology investments involve significant risk, including the risk that a product candidate may never generate revenue.

BT-1501 is an investigational drug candidate and has not been approved by the FDA. The figures shown are illustrative estimates based on third-party market data and internal assumptions and do not represent actual or projected sales. There can be no assurance that BT-1501 will be successfully developed, approved, or commercialized, or that it will achieve any level of market adoption or revenue.

COMPETITION & DIFFERENTIATION

Barricade's BT-1501 direct competition is third-line CRC therapies which currently generate revenue of ~$2 billion annually

~$2B

Barricade's BT-1501 direct competition is third-line CRC therapies which currently generate revenue of ~$2 billion annually.

<5%

KRAS^{G12C} inhibitors (targeting less than 5% of CRC patients positive for KRASG12C) generated ~$400 million in 2024, with projections approaching ~$2 billion by 2030.



Barricade's Phase-1 Ready, BT-1501 vs Approved 3rd Line Drugs for CRC

	BARRICADE	Takeda	Otsuka / TAIHO ONCOLOGY	BAYER	Bristol Myers Squibb	AMGEN	Pfizer
Drug / Stage of Dev.	BT-1501 Phase 1-ready	FRUZAQLA (fruquintinib) Approved / Combination[2]	Lonsurf (trifluridine/ tipiracil) Approved[3]	Stivarga® (regorafenib) Approved	KRAZATI (adragrasib) Approved / Combination[4]	LUMAKRAS (sotarasib) Approved / Combination[5]	BRAFTOVI (encorafenib) Approved / Combination[6]
Target Mutation	APC^{mut}	N/A	N/A	N/A	KRAS^{G12C}	KRAS^{G12C}	BRAF^{V600E}
Prevalence in CRC Patients	~80%	N/A	N/A	N/A	~3-4%	~3-4%	~10%
Mechanism / Line of Treatment	EBP Inh. 3rd	VEGFR Inh. 3rd	Nucleoside Inh. 3rd	Kinase Inh. 3rd	RAS Inh. 3rd	RAS Inh. 3rd	Kinase Inh. 3rd
Oral Formulation	Yes	Yes	No	Yes	Yes	Yes	Yes
Safety / Adverse Effect Profile[7]	Based on animal tox, estimated to be Safe[1]	Highly Toxic (hemorrhage, G.I. perforation, liver tox, infections)	Highly Toxic (myelosuppression, pancytopenia, n/v/d)	Highly Toxic (hemorrhage, hand-foot skin rxn. (HFSR), Liver Tox-Black Box)	G.I.: n/v/d QTc Interval Prolongation	Rash, dry skin, stomatitis, liver tox, Interstitial lung Dis (ILD)	Cardiomyopathy, DVT, ILD, hemorrhage, rhabdomyolysis, liver, ocular, tox
Objective Response Rate (ORR)	Projected > 25%	< 10%	< 10%	< 10%	30-40%	30-40%	61%

1. Clinical safety profile of Sumitomo's EBP inhibitor, DSP-0390 in Phase 1
2. Typically combined with other 3rd line agents
3. LONSURF + bevacizumab (Avastin) or other 3rd line agents
4. KRAZATI + cetuximab (Erbitux)
5. LUMAKRAS + panitumumab (Vectibix)
6. BRAFTOVI + cetuximab (Erbitux) for mCRC or binimetinib (Mektovi) for melanoma
7. G.I.; gastrointestinal, n/v/d; nausea/vomiting/diarrhea, DVT; distal venous thrombosis, ILD; Interstitial Lung Disease

2

Disclaimer: This comparison is for general informational purposes only and is based on publicly available data. It does not imply that our program will achieve similar results, reach the same development stages, or receive FDA approval. Our program is in early development and subject to significant scientific, regulatory, and clinical risks.

The graphic below summarizes the prevalence of the most common molecularly defined CRC subtypes alongside available approved targeted therapies, underscoring APC-mutant CRC as the largest genetically defined patient population lacking an approved targeted treatment.



BARRICADE

APC-Mutant CRC: The Largest White-Space Opportunity

Target Driven Biomarkers	Patient Mutation Prevalence	Approved Targeted Therapies	Key Points
KRAS-mutant CRC (KRAS$^{G12C\ mut}$)	~3-5%	• Sotorasib (Lumakras) • Adagrasib (Krazati)	Multiple approved KRAS inhibitors (KRAS^{G12C} focused)
BRAF-mutant CRC (BRAF V600E)	~8-10%	• Encorafenib + Cetuximab	BRAF V600E - Approved combination regimen: Encorafenib + Cetuximab
HER2-positive CRC	~2-4%	• Trastuzumab + Tucatinib • Trastuzumab deruxtecan (Enhertu-ADC)	HER2-directed antibody-based and ADC strategies
MSI-H / dMMR CRC	~5-15%	• Pembrolizumab (Keytruda) • Nivolumab (Opdivo) • Ipilimumab (often with Opdivo)	Immune Checkpoint blockade-responsive subgroup of patients
APC-mutant CRC (EBP Inhibition)	~80%	No approved targeted therapies • Barricade's BT-1501 in development	Major unmet need; Large white-space opportunity

APC^{mut} CRC remains the dominant underserved genetic population with no approved targeted therapies representing a major precision oncology white space.

Mutation prevalence estimates are based on published genomic analyses of colorectal cancer patient populations and may vary by study and disease stage. Approved targeted therapies are based on current FDA-approved indications as of 2026. APC-mutations are present in approximately 70-80% of colorectal cancers and currently have no FDA-approved targeted therapies. References:

We believe BT-1501 addresses a much larger population (APCmut ~80%) and for example of a combination treatment, patients that present with APCmut + KRAS/KRASG12C mutations, there is the potential for a combination strategy to target these advanced cancers from more than one angle for improved patient outcomes.

Additional validation of Barricade's approach is supported by the clinical progress of Sumitomo Pharma's DSP-0390, an oral EBP inhibitor that has demonstrated favorable safety, PK/PD, target engagement, and early signs of clinical activity in patients with high-grade glioma (brain cancer). While not a direct competitor, DSP-0390 provides independent validation that EBP is a safe and druggable oncology target, helping to de-risk Barricade's development strategy. Barricade's BT-1501 remains uniquely focused on APC-mutant colorectal cancer, a genetically defined population representing approximately 80% of CRC patients with no approved targeted therapies.



BARRICADE
Clinical Competition / Competitive Landscape:
Biomarker/Target-Driven Approach in Oncology
Emopamil Binding Protein (EBP) Inhibitor in Clinical Development
Sumitomo Pharma
DSP-0390, an Oral EBP Inhibitor, in Patients with Recurrent High-Grade Glioma: A First-in-Human, Phase 1 Study¹
➢ Safety, tolerability, and pharmacokinetics demonstrated
➢ No Serious Adverse Events (SAEs) reported
➢ Target Engagement Biomarker; dose-proportional response confirmed
➢ Two patients with IDH mutant grade 3 glioma had tumor reduction and remain on DSP-0390 for ≥9 months.
DSP-0390 in Combination With Atezolizumab for Small Cell Lung Cancer²
➢ Phase 1b study with a safety lead-in evaluating the safety and preliminary efficacy of DSP-0390 in combination with atezolizumab in patients with extensive stage small cell lung cancer (ES-SCLC)
➢ Estimated trial start: July 2026
Although Barricade is not competing directly with DSP-0390, Sumitomo's clinical progress validates:
✓ EBP inhibitor Safety, PK/PD and well-tolerated in patients,
✓ Validates EBP as a druggable target in oncology,
While Barricade's BT-1501 is uniquely positioned to become the first precision therapy for APC-mutant colorectal cancer (CRC).
Relevant Key Points:
1. Barricade is targeting 80% of the CRC population.
2. BT-1501 + targeted agents for ↑ efficacy.
3. Barricade holds issued Composition of Matter & Method of Use patents; protecting the TASIN EBP inhibitor portfolio in CRC.
1. Y. Arakawa et al., First in human study of DSP-0390, an oral emopamil binding protein (EBP) inhibitor in recurrent high-grade glioma (HGG): Preliminary results. Abstract citation ID: vdad141.006. 10007-ACT-2.
2. clinicaltrials.gov

While not a direct competitor, DSP-0390 provides independent validation that EBP is a safe and druggable oncology target, helping to de-risk Barricade's development strategy. Barricade's BT-1501 remains uniquely focused on APC-mutant colorectal cancer, a genetically defined population representing approximately 80% of CRC patients with no approved targeted therapies.

KEY TAKEAWAY

External clinical validation of EBP strengthens confidence in Barricade's platform, while BT-1501 is positioned to potentially become the first targeted therapy for APC-mutant CRC—the largest underserved genetic subgroup in colorectal cancer.

CRC MARKET STRATEGY & TASIN PLATFORM EXPANSION

Initial Indication

Stage IV APC^{mut} CRC in patients who have progressed after 1st and 2nd lines of standard of care chemotherapies.

Potential Advantages

1 Once-daily oral dosing

2 Potential for combination therapy

3 Longer term: movement into earlier stages of CRC, combination with chemotherapy or targeted agents such as KRAS inhibitors.

Platform Expansion

Platform Expansion will encompass the development of additional TASIN assets in Oncology, specifically targeting neuroblastoma and hepatocellular carcinoma. Barricade also plans to position BT-1501 in a prevention Phase 2 study in patients diagnosed with Familial Adenomatous Polyposis Coli (FAP), a genetic/hereditary condition where people are born with mutations to the APC gene and have a 100% chance of developing CRC later in life.


A Growing Market with Massive Unmet Need
Expanding opportunities across colorectal cancer, metastatic CRC, and FAP treatment markets — projected to exceed $20 billion by 2030.
$20B+
15% CAGR
5.1% CAGR
$13B
Total Market Potential
Colorectal cancer, metastatic CRC, and FAP treatment markets combined, projected to exceed $20 billion by 2030[1].
Fastest-Growing Segment
FAP treatment market growing rapidly through 2032, representing the most dynamic colorectal opportunity[3].
Metastatic Growth Rate
Sustained growth driven by lack of curative therapies in colorectal cancer[2].
Colorectal Cancer Market
Represents the largest segment with persistent unmet medical need[1].
[1] Expert Market Research, 2024 | [2] Fact.MR | [3] Data Bridge Market Research
CRC = colorectal cancer; FAP = familial adenomatous polyposis; CAGR = compound annual growth rate.

In Neurology, Barricade's TASIN drugs have also shown preclinically to have a biologic effect in models of neurodegenerative disease such as multiple sclerosis.


OUR PATH TO BREAKTHROUGHS
PROJECTED DEVELOPMENT TIMELINE THROUGH 2031
BARRICADE
THERAPEUTICS
PROGRAM ACTIVITY
2024 / 2025
2026
2027
2028
2029
2030
2031
BT-1501 in Stage IV Advanced Colorectal Cancer (CRC)
(LEAD PROGRAM)
BT-1501 GMP Manufacturing
GLP Toxicology
Pre-IND
IND
Phase 1a Study
Phase 1b Study
Phase 2 Study
Phase 3 Study
NDA Filing
New TASIN Analog - Neuroblastoma / Lymphoma Target Indication TBD
New TASIN Analog - Neuroblastoma / Lymphoma—Development
IND
Phase 1 – TASIN Second Cancer Indication
New TASIN Analog - Multiple Sclerosis (MS)
New TASIN Analog - Multiple Sclerosis (MS)
IND
Phase 1 - TASIN in MS
*BT-1501 in Familial Adenomatous Polyposis (FAP)
IND
BT-1501 FAP Phase 2 Study
Planned Development
In Progress
Completed
GMP = Good Manufacturing Process GLP = Good Laboratory Practice IND = Investigational New Drug application NDA = New Drug Application

Future Strategies

The Company is in the early stages of research and development and has not yet filed an Investigational New Drug (IND) application with the FDA. The program remains pre-clinical, and there is no assurance that it will progress to clinical trials or achieve any regulatory milestones.

Any discussion of potential "exit opportunities" (such as acquisition, licensing arrangements, or an IPO) should be considered highly speculative. These types of transactions in the biopharmaceutical industry generally occur only after a drug candidate has achieved significant clinical validation, typically in Phase 2 or later. The Company has not reached those stages, and there are no current plans, discussions, or negotiations related to any such exit.

From time to time, larger pharmaceutical companies acquire or license late-stage oncology assets that have demonstrated meaningful clinical results. For example, Takeda licensed Fruzaqla® and Bristol Myers Squibb acquired Mirati Therapeutics. These transactions are historical examples only and do not imply that our program will follow a similar path or achieve similar results.

Investors should not assume that any acquisition, partnership, licensing deal, IPO, or other liquidity event will ever occur.


Examples of Pharmaceutical Transactions in Metastatic Colorectal Cancer
Illustrative, historical transactions shown for general industry context
Takeda
HUTCHMED
Bristol Myers Squibb
MIRATI
THERAPEUTICS
Deal Scope
FRUZAQLA (fruquintinib) — VEGFR 1/2/3 inhibitor
Refractory mCRC & all indications
WW rights outside China, Hong Kong & Macau
Deal Scope
BMS acquired Mirati's KRAS^{G12C} inhibitor, Krazati (adagrasib) for NSCLC, FDA-approved
Krazati + Erbitux for CRC, FDA-approved (3% of CRC popl'n)
MRTX1719 potential first-/best-in-class potent selective PRMT5/MTA inhibitor (P1 data)

The transactions referenced above involve late-stage or FDA-approved drug candidates with established clinical data and commercial traction. These examples are provided solely for general industry context and do not reflect the stage, risk profile, or prospects of Barricade Therapeutics or its investigational product candidates. There can be no assurance that Barricade will achieve similar outcomes, enter into comparable transactions, or generate any acquisition or partnership interest. These transactions illustrate the strong interest from major pharmaceutical companies in later-line CRC assets.

WHY INVEST

Eight reasons Barricade stands out

01 Large, validated market with major unmet need in Colorectal Cancer (CRC)

02 Exclusive license to TASIN/EBP inhibitor platform → IP protection through 2039

03 Encouraging preclinical data with consistent TGI in multiple advanced CRC models

04 IND-ready program, with anticipated IND submission & Phase 1 trial start in Q2 2026 and 2H 2026; respectively.

05 Expansion potential into additional oncology and neurology indications

06 Experienced leadership & advisors: 150+ years combined drug development experience, multiple INDs, FDA submissions, major exits

07 Capital-efficient model, bolstered by $17M CPRIT non-dilutive funding & American Cancer Society | BrightEdge Fund investments

08 First-mover advantage targeting APCmut CRC

**The statements above include forward-looking statements based on current expectations, assumptions, and preclinical data. BT-1501 and TASIN compounds are investigational drug candidates that have not been approved by the FDA. Market opportunity, development timelines, regulatory outcomes, and potential expansion into additional indications are subject to significant scientific, regulatory, and financial uncertainty, and there can be no assurance that any of these objectives will be achieved.*


BARRICADE
THERAPEUTICS

INTELLECTUAL PROPERTY

Global rights, protected through 2039

IP PROTECTION THROUGH 2039 + EXTENSIONS

Barricade holds global rights for its TASIN (Truncated APC Selective Inhibitors) / EBP inhibitor compound portfolio under an exclusive license covering issued Composition of Matter and Method of Use patents which are nationalized in key global markets. **IP is protected through 2039** which also includes extension opportunities. This IP estate provides broad protections for applications of the TASIN platform including BT-1501 in CRC.

TRACTION TO DATE

Funded, IND-ready, and guided by the FDA

$20M+	Q2 '26	Pre-IND
total financing to date, incl. $17M non-dilutive CPRIT funding & American Cancer Society BrightEdge Fund support	anticipated IND submission, with a Phase 1 trial targeted for 2H 2026	constructive guidance received from the U.S. FDA; GLP toxicology & CMC complete

The Company has secured $17 million in non-dilutive funding awarded from the Cancer Prevention & Research Institute of Texas (CPRIT), supplemented by support from the American Cancer Society's BrightEdge Fund, bringing total financing to more than $20 million to date. CPRIT funding is awarded in tranches, is subject to ongoing program milestones, and requires the Company to provide matching capital, and there can be no assurance that all committed amounts will be received. Please review our offering materials for more details on this funding.

The team has completed GLP toxicology studies and CMC manufacturing activities in preparation for an upcoming IND submission and has received constructive Pre-IND guidance from the U.S. FDA. The Company has advanced BT-1501 as its lead clinical candidate for the potential treatment of advanced APC-mutant (APCmut) colorectal cancer.

Under the current development plan, the company anticipates submitting an IND in the second quarter of 2026, with the goal of initiating a Phase 1 clinical trial in the second half of 2026, subject to receipt of required funding and regulatory clearance.

The company is also expanding its Scientific Advisory Board, which now includes leading gastrointestinal oncologists and cancer researchers affiliated with the Translational Genomics Research Institute (TGen) and The University of Texas Southwestern (UTSW) Medical Center. The Company will require additional financing to advance BT-1501 through clinical development.


SCIENCE THAT EARNED ITS MILESTONES
BARRICADE
BT-1501
BARRICADE'S BT-1501
CPRIT
2025
$14M CPRIT Award
Largest Awardee in Cohort
$3M CPRIT Award in 2020
2025
Preclinical Proof of Concept
63% - 74% Tumor Growth Inhibition in advanced models of CRC
2025 → 2026
Preparing IND Filing
Target 2Q 2026
2026 → 2027
Clinical Trial Initiation
(projected milestone)

THE TEAM

More than 150 years of combined biopharmaceutical experience



Neil Thapar, PharmD
Co-founder, Board Chairman, CEO and CSO

Dr. Thapar is a clinical pharmacologist with over 22 years of experience in oncology drug development. He completed a post-doctoral fellowship in oncology drug research & development at The University of Texas MD Anderson Cancer Center, focusing on translating scientific insights into innovative therapies. Prior to Barricade, Dr. Thapar worked on synthetic triterpenoid programs at Reata Pharmaceuticals as part of the company's scientific and development teams during a period in which Reata completed an initial public offering and was later acquired by Biogen. His work is dedicated to advancing safer and more effective cancer treatments through evidence-based clinical pharmacology.



John Walling, PhD
Co-founder, SVP Chemistry, Manufacturing & Controls

Dr. Walling is a co-founder and organic chemist with over 35 years of experience. He holds multiple patents and has a strong track record in commercialization, driving innovation from concept to market.



Mariam Morris
COO

Mariam E. Morris supports Barricade's executive leadership as a strategic advisor on corporate operations, financial strategy, and governance as the company scales. With more than 25 years of executive and advisory experience, she provides guidance across financial planning, capital strategy, compliance and public-company readiness, and complex transactions, including financings and M&A. She works closely with management and the Board to strengthen operational infrastructure, ensure financial rigor, and guide the company through key growth and transformation milestones.



Scott Jordan
CFO, FINRA licensed

Scott Jordan is a strategic advisor and investment banker with extensive experience in capital raising and successful exits, including public listings. He has served as CFO and CBO of both public and private biotech companies. Mr. Jordan's expertise also includes business development and managing complex cross-border transactions.



Darlene Boudreaux, MBA, CPA
Board of Directors

Darlene Boudreaux is the CFO and Founder/CEO of PharmaFab. Previously, she served as Executive Director at TechFW. Mrs. Boudreaux has been instrumental in multiple successful exits, including ZS Pharma and Encore Vision. Darlene currently serves on Barricade's Board of Directors, providing strategic guidance on corporate matters.



Carlos Guillem, PhD, MBA
Board of Directors

Dr. Guillem is the President of Western Son Distillery and co-founder of CarGin Enterprises. He also serves on the boards of Barricade and Renibus Therapeutics.

Help restore hope for the majority of colorectal cancer patients.

Become an investor in Barricade Therapeutics as it advances BT-1501 toward first-in-human studies.

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PERKS

INVESTMENT INCENTIVE AND BONUSES

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TERMS

OVERVIEW

8.0%	$18M	JAN 30, 2028	JUNE 30, 2026	$2K- $1.24M
Interest Rate	Valuation	Maturity Date	Deadline	Funding Goal

BREAKDOWN

$500	20.0%	CONVERTIBLE NOTES	THE SAME CLASS AND SERIES OF EQUITY SECURITIES ISSUED IN THE QUALIFIED FINANCING
Min Investment	Discount	Offering Type	Type of Equity
$10,000,000			
Conversion Trigger			

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

IMPORTANT INVESTOR INFORMATION

Barricade Therapeutics is an early-stage biotechnology company developing investigational drug therapy, BT-1501. BT-1501 has not been approved by the FDA, has not been proven safe or effective in humans, and many drug candidates fail during development. This offering is being conducted under Regulation Crowdfunding, and investing involves significant risks, including the risk of total loss and a lack of liquidity. Any statements about development plans, timelines, market opportunity, or potential outcomes are forward-looking, based on assumptions, and may not occur.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

One of the deadliest cancers today. NEIL: Colorectal cancer is the second leading cause of cancer related deaths. And unfortunately, more than half of those patients die annually. That leaves very limited treatment options available for these patients. TEXT: For many patients, options run out. SCOTT: There's many different types of colorectal cancer yet we're still using drugs that have been around since the late 1970s. We have not seen much effort in colorectal cancer and so there is a massive unmet need. NEIL: And unfortunately, this translates to less than 10% of these patients will survive five years. TEXT: This is no longer a disease of old age. NEIL: More recently, there's been an uptick where people in their 40s and 50s are developing colorectal cancer. It's time that we step up our game and get new therapies that are targeted for this disease to have a strong, strong impact.

NEIL: So BT-1501 is an investigational anti-cancer therapy that could potentially improve the outcomes for patients with APC mutant colorectal cancer. And what our drug does pre clinically, it's been shown to have a strong impact, as an anti-cancer effect, on cancer cells that express this APC mutation. Disclaimer on screen: BT-1501 is an investigational drug candidate that has not been approved by the FDA. Any potential benefits described are based on early research and are not guarantees of safety or effectiveness. Statements about development plans and future results are forward-looking and subject to risks, uncertainties and regulatory approval. TEXT: APC = Adenomatous Polyposis Coli A gene commonly altered in colorectal cancer NEIL: APC mutations are the earliest occurring mutations and one of the most common drivers for advanced colorectal cancer. And by targeting this mutation, it sets the stage for having a potentially strong impact on inhibiting the development of advanced colorectal cancers. TEXT: Why treating the root cause matters.

SCOTT: Even if you're able to kill 99% of the cancer cells, if it's 1% that survived, they're now resistant to chemotherapy. So isolating what really drives a cancer and what makes it a cancer trying to treat that factor directly, you're going to have a better therapeutic profile, meaning you're going to have less toxicity to the body and more harmful effects on the cancer cell. TEXT: TASINs A new class of small-molecule compounds Barricade is developing. NEIL: Our TASIN drugs have shown to be quite effective pre clinically in these tumor types, especially those that resemble Stage 4 CRC patients. TEXT: Designed with patients in mind. NEIL: When developing BT-1501, we wanted to keep the patient in mind. Most chemotherapies, for instance, are intravenous. {TEXT: Treatment, reimagined as a once-daily tablet.} We wanted an oral formulation, so we developed a once a day tablet. Which is less burdensome for the patient to take. TEXT: Science that earned its milestones. NEIL: So we have secured $17 million in non-dilutive capital from the Cancer Prevention, Research Institute of Texas, or CPRIT, and also $3 million in private placement, which includes investment from the American Cancer Society, Bright Edge Fund. TEXT: Protected intellectual property. NEIL: For our IP portfolio, it's quite strong, we have issued composition of matter and method of use patents that are nationalized in key global markets protected through 2039. NEIL: So for our pre-clinical data on BT-1501, we've shown 63% to 74% tumor growth inhibition, in the most advanced genotype, which is consistent with that of stage 4 CRC patients. TEXT: Why this moment matters. NEIL: So right now, currently, we are at a value inflection point for the company, as we transition from a preclinical to a clinical stage company, and we're about to embark on our phase one trial in patients with CRC. So now we welcome new investors along this journey to have an impact with patients in need. DISCLAIMER: Any indications of interest involve no obligation or commitment. Investing in startups and early-stage companies involves significant risks, including the risk of loss of your entire investment. Past performance, preclinical results, or scientific findings are not indicative of future results. Our drug candidates are investigational, have not received FDA approval, and there is no guarantee they will be proven safe or effective. This communication may contain forward-looking statements. Actual results may differ materially due to scientific, regulatory, financial, and operational risks.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. [The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.]

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the

Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;
>
> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
>
> (iii) As part of an offering registered under the Securities Act with the SEC; or
>
> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or
>
> (ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the

previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000, or

(iii) Subscriber is an accredited investor, as defined in Regulation D under the Securities Act, and therefore is not subject to investment limits under Section 4(a)(6) of the Securities Act.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Manner of Holdings

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company’s books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES [YEAR]- CF

$%%VESTING_AMOUNT%%　　　　　　　　　　%%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 31, 2028 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells equity securities to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $10,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) 80% of the per share price paid by the Equity Investors in the Qualified Financing (representing a 20% discount), or (ii) the price equal to the quotient of $18,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $18,000,000.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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